Exhibit 99.1

ANNUAL CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2019

ANNUAL CONSOLIDATED FINANCIAL STATEMENTS

Responsibility for Financial Statements

The Company’s management is responsible for the integrity and fairness of presentation of these consolidated financial statements. The consolidated financial statements have been prepared by management, in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, for review by the Audit Committee and approval by the Board of Directors.

The preparation of financial statements requires the selection of appropriate accounting policies in accordance with International Financial Reporting Standards and the use of estimates and judgements by management to present fairly and consistently the consolidated financial position of the Company. Estimates are necessary when transactions affecting the current period cannot be finalized with certainty until future information becomes available. In making certain material estimates, the Company’s management has relied on the judgement of independent specialists.

The Company’s management has developed and maintains a system of internal accounting controls to ensure, on a reasonable and cost-effective basis, that the financial information is timely reported and is accurate and reliable in all material respects and that the Company’s assets are appropriately accounted for and adequately safeguarded.

The consolidated financial statements have been audited by PricewaterhouseCoopers LLP, our independent auditor. Its report outlines the scope of its examination and expresses its opinions on the consolidated financial statements and internal control over financial reporting.

Original signed by “David D.Cates”	Original signed by “Gabriel (Mac) McDonald”
David D. Cates	Gabriel (Mac) McDonald
President and Chief Executive Officer	Vice-President Finance and Chief Financial Officer

March 5, 2020

Management’s Report on Internal Control over Financial Reporting

The Company’s management is responsible for establishing and maintaining an adequate system of internal control over financial reporting. Management conducted an evaluation of the effectiveness of internal control over financial reporting based on the Internal Control – Integrated Framework, 2013 issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, management concluded that the Company’s internal control over financial reporting was effective as of December 31, 2019.

The effectiveness of the Company’s internal control over financial reporting as at December 31, 2019 has been audited by PricewaterhouseCoopers LLP, our independent auditor, as stated in its report which appears herein.

Changes to Internal Control over Financial Reporting

There has not been any change in the Company’s internal control over financial reporting that occurred during 2019 that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Denison Mines Corp.

Opinions on the financial statements and internal control over financial reporting
We have audited the accompanying consolidated statements of financial position of Denison Mines Corp. and its subsidiaries (together, the Company) as of December 31, 2019 and 2018, and the related consolidated statements of income (loss) and comprehensive income (loss), changes in equity and cash flow for the years then ended, including the related notes (collectively referred to as the consolidated financial statements). We also have audited the Company's internal control over financial reporting as of December 31, 2019, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2019 and 2018, and its financial performance and its cash flows for the years then ended in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2019, based on criteria established in Internal Control – Integrated Framework (2013) issued by the COSO.

Substantial doubt about the Company's ability to continue as a going concern
The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in note 2 to the consolidated financial statements, the Company has suffered recurring losses from operations and negative cash outflows from operating activities that raise substantial doubt about its ability to continue as a going concern. Management’s plans in regard to these matters are also described in note 2. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for opinions
The Company's management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control over Financial Reporting. Our responsibility is to express opinions on the Company’s consolidated financial statements and on the Company's internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud, and whether effective internal control over financial reporting was maintained in all material respects.

 PricewaterhouseCoopers LLP
PwC Tower, 18 York Street, Suite 2600, Toronto, Ontario, Canada M5J 0B2
T: +1 416 863 1133, F: +1 416 365 8215, www.pwc.com/ca

 “PwC” refers to PricewaterhouseCoopers LLP, an Ontario limited liability partnership.

Our audits of the consolidated financial statements included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

Definition and limitations of internal control over financial reporting
A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

(Signed) “PricewaterhouseCoopers LLP”

Chartered Professional Accountants, Licensed Public Accountants

Toronto, Ontario, Canada
March 5, 2020

We have served as the Company's auditor since at least 1996. We have not been able to determine the specific year we began serving as auditor of the Company.

ANNUAL CONSOLIDATED FINANCIAL STATEMENTS

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION (Expressed in thousands of Canadian dollars (“CAD”) except for share amounts)
	At December 31 2019	At December 31 2018
ASSETS
Current
Cash and cash equivalents (note 6)	$8,190	$23,207
Trade and other receivables (note 7)	4,023	4,072
Inventories (note 8)	3,352	3,584
Prepaid expenses and other	978	843
	16,543	31,706
Non-Current
Inventories-ore in stockpiles (note 8)	2,098	2,098
Investments (note 9)	12,104	2,255
Investment in associate (note 10)	-	5,582
Restricted cash and investments (note 11)	11,994	12,255
Property, plant and equipment (note 12)	257,259	258,291
Total assets	$299,998	$312,187

LIABILITIES
Current
Accounts payable and accrued liabilities	$7,930	$5,554
Current portion of long-term liabilities:
Deferred revenue (note 13)	4,580	4,567
Post-employment benefits (note 14)	150	150
Reclamation obligations (note 15)	914	877
Other liabilities (note 16)	1,372	1,337
	14,946	12,485
Non-Current
Deferred revenue (note 13)	31,741	33,160
Post-employment benefits (note 14)	2,108	2,145
Reclamation obligations (note 15)	31,598	29,187
Other liabilities (note 16)	532	-
Deferred income tax liability (note 17)	8,924	12,963
Total liabilities	89,849	89,940

EQUITY
Share capital (note 18)	1,335,467	1,331,214
Share purchase warrants (note 19)	435	435
Contributed surplus	65,417	63,634
Deficit	(1,192,304)	(1,174,163)
Accumulated other comprehensive income (note 21)	1,134	1,127
Total equity	210,149	222,247
Total liabilities and equity	$299,998	$312,187

Issued and outstanding common shares (note 18)	597,192,153	589,175,086
Going concern basis of accounting (note 2)
Commitments and contingencies (note 26)
Subsequent events (note 28)

The accompanying notes are an integral part of the consolidated financial statements

On behalf of the Board of Directors:
"Signed" Catherine J.G. Stefan	"Signed" Brian D. Edgar
Director	Director

ANNUAL CONSOLIDATED FINANCIAL STATEMENTS

Consolidated Statements of Income (Loss) and Comprehensive Income (Loss)
	Year Ended December 31
(Expressed in thousands of CAD dollars except for share and per share amounts)	2019	2018

REVENUES (note 23)	$15,549	$15,550

EXPENSES
Operating expenses (note 22, 23)	(14,436)	(15,579)
Exploration and evaluation (note 23)	(15,238)	(15,457)
General and administrative (note 23)	(7,811)	(7,189)
Impairment expense (note 12)	-	(6,086)
Other income (expense) (note 22)	2,970	(6,234)
	(34,515)	(50,545)
Loss before finance charges, equity accounting	(18,966)	(34,995)

Finance expense, net (note 22)	(4,125)	(3,653)
Equity share of income (loss) of associate (note 10)	(426)	277
Loss before taxes	(23,517)	(38,371)
Income tax recovery (note 17):
Deferred	5,376	8,294
Net loss for the period	$(18,141)	$(30,077)

Other comprehensive income (loss) (note 21):
Items that may be reclassified to loss:
Foreign currency translation change	7	(13)
Comprehensive loss for the period	$(18,134)	$(30,090)

Basic and diluted net loss per share	$(0.03)	$(0.05)

Weighted-average number of shares outstanding (in thousands):
Basic and diluted	590,343	564,976

The accompanying notes are an integral part of the consolidated financial statements

ANNUAL CONSOLIDATED FINANCIAL STATEMENTS

Consolidated Statements of Changes in Equity
	Year Ended December 31
(Expressed in thousands of CAD dollars)	2019	2018

Share capital (note 18)
Balance-beginning of period	$1,331,214	$1,310,473
Shares issued for cash, net of issue costs	4,292	4,549
Flow-through share premium	(902)	(1,337)
Shares issued on acquisition of additional mineral property interests (note 12)	19	17,529
Share options exercised-cash	405	-
Share options exercised-fair value adjustment	140	-
Share units exercised-fair value adjustment	299	-
Balance-end of period	1,335,467	1,331,214

Share purchase warrants (note 19)
Balance-beginning of period	435	435
Balance-end of period	435	435

Contributed surplus
Balance-beginning of period	63,634	61,799
Share-based compensation expense (note 20)	2,222	1,835
Share options exercised-fair value adjustment	(140)	-
Share units exercised-fair value adjustment	(299)	-
Balance-end of period	65,417	63,634

Deficit
Balance-beginning of period	(1,174,163)	(1,144,086)
Net loss	(18,141)	(30,077)
Balance-end of period	(1,192,304)	(1,174,163)

Accumulated other comprehensive income (note 21)
Balance-beginning of period	1,127	1,140
Foreign currency translation	7	(13)
Balance-end of period	1,134	1,127

Total Equity
Balance-beginning of period	$222,247	$229,761
Balance-end of period	$210,149	$222,247

The accompanying notes are an integral part of the consolidated financial statements

ANNUAL CONSOLIDATED FINANCIAL STATEMENTS

Consolidated Statements of Cash Flow
	Year Ended December 31
(Expressed in thousands of CAD dollars)	2019	2018
CASH PROVIDED BY (USED IN):
OPERATING ACTIVITIES
Net loss for the period	$(18,141)	$(30,077)
Items not affecting cash and cash equivalents:
Depletion, depreciation, amortization and accretion	8,711	8,585
Impairment expense (note 12)	-	6,086
Share-based compensation (note 20)	2,222	1,835
Recognition of deferred revenue (note 13)	(4,609)	(4,239)
Losses on reclamation obligation revisions (note 15)	845	369
Gains on debt obligation revisions (note 16)	(26)	-
Losses on property, plant and equipment disposals (note 22)	37	135
Losses on investments (note 22)	1,085	5,411
Equity loss of associate (note 10)	678	472
Dilution gain of associate (note 10)	(252)	(749)
Gain on deconsolidation of associate	(5,267)	-
Non-cash inventory adjustments and other	-	56
Deferred income tax recovery (note 17)	(5,376)	(8,294)
Foreign exchange losses (gains) (note 22)	(2)	1
Post-employment benefits (note 14)	(107)	(142)
Reclamation obligations (note 15)	(855)	(755)
Change in non-cash working capital items (note 22)	2,256	355
Net cash used in operating activities	(18,801)	(20,951)

INVESTING ACTIVITIES
Decrease (increase) in loans receivable (note 7, 25)	250	(250)
Sale of investments (note 9)	-	37,500
Purchase of investments (note 9)	(511)	-
Expenditures on property, plant and equipment (note 12)	(929)	(1,567)
Proceeds on sale of property, plant and equipment	8	361
Decrease (increase) in restricted cash and investments	261	(71)
Net cash provided by (used in) investing activities	(921)	35,973

FINANCING ACTIVITIES
Issuance of debt obligations (note 16)	670	-
Repayment of debt obligations (note 16)	(662)	-
Issuance of common shares for:
New share issues-net of issue costs (note 18)	4,292	4,549
Share options exercise proceeds (note 18)	405	-
Net cash provided by financing activities	4,705	4,549

Increase (decrease) in cash and cash equivalents	(15,017)	19,571
Cash and cash equivalents, beginning of period	23,207	3,636
Cash and cash equivalents, end of period	$8,190	$23,207
Supplemental cash flow disclosure (note 22)

The accompanying notes are an integral part of the consolidated financial statements

ANNUAL CONSOLIDATED FINANCIAL STATEMENTS

Notes to the consolidated financial statements for the years ended December 31, 2019 and 2018
(Expressed in CAD dollars except for shares and per share amounts)

1.
NATURE OF OPERATIONS

Denison Mines Corp. (“DMC”) and its subsidiary companies and joint operations (collectively, “Denison” or the “Company”) are engaged in uranium mining related activities, which can include acquisition, exploration and development of uranium properties, as well as the extraction, processing and selling of uranium.

The Company has a 90.0% interest in the Wheeler River Joint Venture (“WRJV”), a 66.57% interest in the Waterbury Lake Uranium Limited Partnership (“WLULP”), a 22.5% interest in the McClean Lake Joint Venture (“MLJV”) (which includes the McClean Lake mill) and a 25.17% interest in the Midwest Joint Venture (“MWJV”), each of which are located in the eastern portion of the Athabasca Basin region in northern Saskatchewan, Canada. The McClean Lake mill provides toll milling services to the Cigar Lake Joint Venture (“CLJV”) under the terms of a toll milling agreement between the parties (see note 13). In addition, the Company has varying ownership interests in a number of other development and exploration projects located in Canada.

The Company provides mine decommissioning and other services (collectively “environmental services”) to third parties through its Denison Closed Mines Group (formerly Denison Environmental Services) and is also the manager of Uranium Participation Corporation (“UPC”), a publicly-listed company formed to invest substantially all of its assets in uranium oxide concentrates (“U3O8“) and uranium hexafluoride (“UF6”). The Company has no ownership interest in UPC but receives fees for management services and commissions from the purchase and sale of U3O8 and UF6 by UPC.

DMC is incorporated under the Business Corporations Act (Ontario) and domiciled in Canada. The address of its registered head office is 40 University Avenue, Suite 1100, Toronto, Ontario, Canada, M5J 1T1.

References to “2019” and “2018” refer to the year ended December 31, 2019 and the year ended December 31, 2018 respectively.

2.
GOING CONCERN BASIS OF ACCOUNTING

These consolidated financial statements have been prepared using International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (“IASB”), on a going concern basis. These financial statements do not reflect the adjustments to the carrying values of assets and liabilities and the reported expenses and balance sheet classifications that would be necessary if the Company ceases to exist as a going concern in the normal course of operations. Such adjustments could be material.

At December 31, 2019, the Company does not have sufficient liquidity on hand to fund its operations for the next twelve months and will require further financing to meet its financial obligations, execute its plans and maintain rights under existing agreements.

During 2019 and early 2020, the Company was successful in raising funds through a private placement and renegotiating the terms of the Company’s credit facility as noted in note 28. However, further additional sources of financing will be required in 2020 to fund the Company’s planned operations, which includes the strategic advancement of the Wheeler River uranium project. The Company believes it will be able to raise additional financing either through equity or debt financing, sale of equity investments or other assets, or by selling a stream and/or royalty on the Wheeler River project.

The Company is actively pursuing access to different sources of funding and while it has been successful in the past in obtaining financing for its activities, there is no assurance that it will be able to obtain adequate financing in the future. These events and conditions indicate the existence of material uncertainties that may cast substantial doubt as to the Company’s ability to continue as a going concern.

ANNUAL CONSOLIDATED FINANCIAL STATEMENTS

3.
STATEMENT OF COMPLIANCE, ACCOUNTING POLICIES, ACCOUNTING CHANGES AND COMPARATIVE NUMBERS

Statement of Compliance

These consolidated financial statements have been prepared in accordance with IFRS as issued by the IASB.

These financial statements were approved by the board of directors for issue on March 5, 2020.

Significant accounting policies

These consolidated financial statements are presented in Canadian dollars (“CAD”) and all financial information is presented in CAD, unless otherwise noted.

The preparation of the consolidated financial statements in conformity with IFRS requires management to make judgements, estimates and assumptions that affect the application of accounting policies and the reported amount of assets, liabilities, revenue and expenses. Actual results may vary from these estimates.

Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected. The areas involving a higher degree of judgement or complexity, or areas where assumptions and estimates are significant to the consolidated financial statements are disclosed in note 4.

The significant accounting policies used in the preparation of these consolidated financial statements are described below:

A.
Consolidation principles

The financial statements of the Company include the accounts of DMC, its subsidiaries, its joint operations and its investments in associates.

Subsidiaries

Subsidiaries are all entities (including structured entities) over which the DMC group of entities has control. The group controls an entity where the group is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power to direct the activities of the entity. Subsidiaries are fully consolidated from the date on which control is transferred to the group and are deconsolidated from the date that control ceases. Intercompany transactions, balances and unrealized gains and losses from intercompany transactions are eliminated.

Joint Operations

Joint operations are contractual arrangements which involve joint control between the parties. In the mining industry, these arrangements govern the formation, ownership and ongoing operation and management of various mineral property interests contributed to the joint operation. A joint operation may or may not be structured through a separate financial vehicle. The consolidated financial statements of the Company include its share of the assets in such joint operations, together with its share of the liabilities, revenues and expenses arising jointly or otherwise from those operations. All such amounts are measured in accordance with the terms of each arrangement.

Investments in associates

An associate is an entity over which the Company has significant influence and is neither a subsidiary, nor an interest in a joint operation. Significant influence is the ability to participate in the financial and operating policy decisions of the entity without having control or joint control over those policies.

Associates are accounted for using the equity method. Under this method, the investment in associates is initially recorded at cost and adjusted thereafter to record the Company’s share of post-acquisition earnings or loss of the associate as if the associate had been consolidated. The carrying value of the investment is also increased or decreased to reflect the Company’s share of capital transactions, including amounts recognized in other comprehensive income, and for accounting changes that relate to periods subsequent to the date of acquisition. Dilution gains or losses arising from changes in the interest in investments in associates are recognized in the statement of income or loss.

ANNUAL CONSOLIDATED FINANCIAL STATEMENTS

The Company assesses at each period-end whether there is any objective evidence that an investment in an associate is impaired. If impaired, the carrying value of the Company's share of the underlying assets of the associate is written down to its estimated recoverable amount, being the higher of fair value less costs of disposal or value in use, and charged to the statement of income or loss.

B.
Foreign currency translation

Functional and presentation currency

Items included in the financial statements of each entity in the DMC group are measured using the currency of the primary economic environment in which the entity operates (“the functional currency”). Primary and secondary indicators are used to determine the functional currency. Primary indicators include the currency that mainly influences sales prices, labour, material and other costs. Secondary indicators include the currency in which funds from financing activities are generated and in which receipts from operating activities are usually retained. Typically, the local currency has been determined to be the functional currency of Denison’s entities.

The financial statements of entities that have a functional currency different from the presentation currency of DMC (“foreign operations”) are translated into Canadian dollars as follows: assets and liabilities-at the closing rate at the date of the statement of financial position, and income and expenses-at the average rate of the period (as this is considered a reasonable approximation to actual rates). All resulting changes are recognized in other comprehensive income or loss as cumulative foreign currency translation adjustments.

When the Company disposes of its entire interest in a foreign operation, or loses control, joint control, or significant influence over a foreign operation, the foreign currency gains or losses accumulated in other comprehensive income or loss related to the foreign operation are recognized in the statement of income or loss as translational foreign exchange gains or losses.

Transactions and balances

Foreign currency transactions are translated into an entity’s functional currency using the exchange rates prevailing at the dates of the transactions. Foreign exchange gains and losses resulting from the settlement of foreign currency transactions and from the translation at year-end exchange rates of monetary assets and liabilities denominated in currencies other than an operation’s functional currency are recognized in the statement of income or loss as transactional foreign exchange gains or losses.

C.
Cash and cash equivalents

Cash and cash equivalents include cash on hand, deposits held with banks, and other short-term highly liquid investments with original maturities of three months or less which are subject to an insignificant risk of changes in value.

D.
Financial instruments

Financial assets and financial liabilities are recognized when the Company becomes a party to the contractual provisions of a financial instrument. Financial assets are derecognized when the rights to receive cash flows from the assets have expired or have been transferred and the Company has transferred substantially all risks and rewards of ownership. Financial liabilities are derecognized when the obligations specified in the contract are discharged, cancelled or expire.

At initial recognition, the Company classifies its financial instruments in the following categories:

Financial assets and liabilities at fair value through profit or loss (“FVTPL”)

A financial asset is classified in this category if it is a derivative instrument, an equity instrument for which the Company has not made the irrevocable election to classify as fair value through other comprehensive income (“FVTOCI”), or a debt instrument that is not held within a business model whose objective includes holding the financial assets in order to collect contractual cash flows that are solely payments of principal and interest. Derivative financial liabilities and contingent consideration liabilities related to business combinations are also classified in this category. Financial instruments in this category are recognized initially and subsequently at fair value. Transaction costs are expensed in the statement of income or loss. Gains and losses arising from changes in fair value are presented in the statement of income or loss – within other income (expense) - in the period in which they arise.

ANNUAL CONSOLIDATED FINANCIAL STATEMENTS

Financial assets at amortized cost

A financial asset is classified in this category if it is a debt instrument and / or other similar asset that is held within a business model whose objective is to hold the asset in order to collect the contractual cash flows (i.e. principal and interest). Financial assets in this category are initially recognized at fair value plus transaction costs and subsequently measured at amortized cost using the effective interest method less a provision for impairment. Interest income is recorded in the statement of income or loss through finance income.

Financial liabilities at amortized cost

All financial liabilities that are not recorded as FVTPL are classified in this category and are initially recognized less a discount (when material) to reduce the financial liabilities to fair value and less any directly attributable transaction costs. Subsequently, financial liabilities are measured at amortized cost using the effective interest method. Interest expense is recorded in net income through finance expense.

Refer to the “Fair Value of Financial Instruments” section of note 25 for the Company’s classification of its financial assets and liabilities within the fair value hierarchy.

E.
Impairment of financial assets

At each reporting date, the Company assesses the expected credit losses associated with its financial assets that are not carried at FVTPL. Expected credit losses are calculated based on the difference between the contractual cash flows and the cash flows that the Company expects to receive, discounted, where applicable, based on the assets original effective interest rate.

For “Trade and other receivables”, the Company calculates expected credit losses based on historical credit loss experience, adjusted for forward-looking factors specific to debtors and the economic environment. In recording an impairment loss, the carrying amount of the asset is reduced by this computed amount either directly or indirectly through the use of an allowance account.

F.
Inventories

Expenditures, including depreciation, depletion and amortization of production assets, incurred in the mining and processing activities that will result in future concentrate production are deferred and accumulated as ore in stockpiles, in-process inventories and concentrate inventories. These amounts are carried at the lower of average costs or net realizable value (“NRV”). NRV is calculated as the estimated future concentrate price (net of selling costs) less the estimated costs to complete production into a saleable form.

Stockpiles are comprised of coarse ore that has been extracted from the mine and is available for further processing. Mining production costs are added to the stockpile as incurred and removed from the stockpile based upon the average cost per tonne of ore produced from mines considered to be in commercial production. The current portion of ore in stockpiles represents the amount expected to be processed in the next twelve months.

In-process and concentrate inventories include the cost of the ore removed from the stockpile, a pro-rata share of the amortization of the associated mineral property, as well as production costs incurred to process the ore into a saleable product. Processing costs typically include labor, chemical reagents and directly attributable mill overhead expenditures. Items are valued at weighted average cost.

Materials and other supplies held for use in the production of inventories are carried at average cost and are not written down below that cost if the finished products in which they will be incorporated are expected to be sold at or above cost. However, when a decline in the price of concentrates indicates that the cost of the finished products exceeds NRV, the materials are written down to NRV. In such circumstances, the replacement cost of the materials may be the best available measure of their net realizable value.

G.
Property, plant and equipment

Plant and equipment

Plant and equipment are recorded at acquisition or production cost and carried net of depreciation and impairments. Cost includes expenditures incurred by the Company that are directly attributable to the acquisition of the asset. Subsequent costs are included in the asset’s carrying amount or recognized as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to the Company and the cost can be measured reliably. The carrying amount of a replaced asset is derecognized when replaced. Repairs and maintenance costs are charged to the statement of income during the period in which they are incurred.

ANNUAL CONSOLIDATED FINANCIAL STATEMENTS

Depreciation is calculated on a straight line or unit of production basis as appropriate. Where a straight line methodology is used, the assets are depreciated to their estimated residual value over an estimated useful life which ranges from three to twenty years depending upon the asset type. Where a unit of production methodology is used, the assets are depreciated to their estimated residual value over the useful life defined by management’s best estimate of recoverable reserves and resources in the current estimated mine plan. When assets are retired or sold, the resulting gains or losses are reflected in the statement of income or loss as a component of other income or expense. The Company allocates the amount initially recognized in respect of an item of plant and equipment to its significant parts and depreciates separately each such part over its useful life. Residual values, methods of depreciation and useful lives of the assets are reviewed at least annually and adjusted if appropriate.

Where straight-line depreciation is utilized, the range of useful lives for various asset classes is generally as follows:

Buildings
15 - 20 years;
Production machinery and equipment                                                                     5 - 7 years;
Other
3 – 5 years.

Mineral property acquisition, exploration, evaluation and development costs

Costs relating to mineral and / or exploration rights acquired through a business combination or asset acquisition are capitalized and reported as part of “Property, plant and equipment”.

Exploration expenditures are expensed as incurred.

Evaluation expenditures are expensed as incurred, until an area of interest is considered by management to be sufficiently advanced. Once this determination is made, the area of interest is classified as an “Advanced Evaluation Stage” mineral property, a component of the Company’s mineral properties, and all further non-exploration expenditures for the current and subsequent periods are capitalized. These expenses can include further evaluation expenditures such as mining method selection and optimization, metallurgical sampling test work and costs to further delineate the ore body to a higher confidence level.

Once commercial and technical viability has been established for a property, the property is classified as a “Development Stage” mineral property and all further development costs are capitalized to the asset. Further development costs include costs related to constructing a mine, such as shaft sinking and access, lateral development, drift development, engineering studies and environmental permitting, infrastructure development and the costs of maintaining the site until commercial production.

Such capital costs represent the net expenditures incurred and capitalized as at the balance sheet date and do not necessarily reflect present or future values.

Once a development stage mineral property goes into commercial production, the property is classified as “Producing” and the accumulated costs are amortized over the estimated recoverable resources in the current mine plan using a unit of production basis. Commercial production occurs when a property is substantially complete and ready for its intended use.

Proceeds received from the sale of an interest in a property are credited against the carrying value of the property, with any difference recorded as a gain or loss on sale.

Lease assets (and lease obligations)

At the inception of a contract, the Company assesses whether a contract is, or contains, a lease. A contract is, or contains, a lease, if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration. To assess whether a contract conveys the right to control the use of an identified asset, the Company assesses whether:
●
the contract involves the use of an identified asset – this may be specified explicitly or implicitly and should be physically distinct or represent substantially all of the capacity of a physically distinct asset. If the supplier has a substantive substitution right, then the asset is not identified;
●
the Company has the right to obtain substantially all of the economic benefits from the use of the asset throughout the period of use; and
●
the Company has the right to direct the use of the asset. The Company has this right when it has the decision-making rights that are most relevant to changing how and for what purpose the asset is used. In rare cases where the decision about how and for what purpose the asset is used is predetermined, the Company has the right to direct the use of the asset if either (a) the Company has the right to operate the asset; or (b) the Company designed the asset in a way that predetermines how and for what purpose it will be used.

ANNUAL CONSOLIDATED FINANCIAL STATEMENTS

If the contract contains a lease, the Company accounts for the lease and non-lease components separately. For the lease component, a right-of-use asset and a corresponding lease liability are set-up at the date at which the leased asset is available for use by the Company. The right-of-use asset is depreciated over the shorter of the asset’s useful life and the lease term on a straight-line basis.

The lease payments associated with the lease liability are discounted using either the interest rate implicit in the lease, if available, or the Company’s incremental borrowing rate. Each lease payment is allocated between the liability and the finance cost (i.e. accretion) so as to produce a constant rate of interest on the remaining lease liability balance.

H.
Impairment of non-financial assets

Property, plant and equipment assets are assessed at the end of each reporting period to determine if there is any indication that the asset may be impaired. If any such indication exists, an estimate of the recoverable amount of the asset is made. For the purpose of measuring recoverable amounts, assets are grouped at the lowest level, or cash generating unit (“CGU”), for which there are separately identifiable cash inflows. The recoverable amount is the higher of an asset’s fair value less costs of disposal and value in use (being the present value of the expected future cash flows of the relevant asset or CGU, as determined by management). An impairment loss is recognized for the amount by which the CGU’s carrying amount exceeds its recoverable amount.

Mineral property assets are tested for impairment using the impairment indicators under IFRS 6 “Exploration for and Evaluation of Mineral Resources” up until the commercial and technical feasibility for the property is established. From that point onwards, mineral property assets are tested for impairment using the impairment indicators of IAS 36 “Impairment of Assets”.

I.
Employee benefits

Post-employment benefit obligations

The Company assumed the obligation of a predecessor company to provide life insurance, supplemental health care and dental benefits, excluding pensions, to its former Canadian employees who retired from active service prior to 1997. The estimated cost of providing these benefits is actuarially determined using the projected benefits method and is recorded on the balance sheet at its estimated present value. The interest cost on this unfunded liability is being accreted over the remaining lives of this retiree group. Experience gains and losses are being deferred as a component of accumulated other comprehensive income or loss and are adjusted, as required, on the obligations re-measurement date.

Stock-based compensation

The Company uses a fair value-based method of accounting for stock options to employees and to non-employees. The fair value is determined using the Black-Scholes option pricing model on the date of the grant. The cost is recognized on a graded method basis, adjusted for expected forfeitures, over the applicable vesting period as an increase in stock-based compensation expense and the contributed surplus account. When such stock options are exercised, the proceeds received by the Company, together with the respective amount from contributed surplus, are credited to share capital.

The Company also has a share unit plan pursuant to which it may grant share units to employees – the share units are equity-settled awards. The Company determines the fair value of the awards on the date of grant. The cost is recognized on a graded method basis, adjusted for expected forfeitures, over the applicable vesting period, as an increase in share-based compensation expense and the contributed surplus account. When such share units are settled for common shares, the applicable amounts of contributed surplus are credited to share capital.

Termination benefits

The Company recognizes termination benefits when it is demonstrably committed to either terminating the employment of current employees according to a detailed formal plan without possibility of withdrawal, or providing benefits as a result of an offer made to encourage voluntary termination. Benefits falling due more than twelve months after the end of the reporting period are discounted to their present value.

ANNUAL CONSOLIDATED FINANCIAL STATEMENTS

J.
Reclamation provisions

Reclamation provisions, which are legal and constructive obligations related to the retirement of tangible long-lived assets, are recognized when such obligations are incurred and a reasonable estimate of the value can be determined. These obligations are measured initially at the present value of expected cash flows using a pre-tax discount rate reflecting risks specific to the liability and the resulting costs are capitalized and added to the carrying value of the related assets. In subsequent periods, the liability is adjusted for the accretion of the discount and the expense is recorded in the statement of income or loss. Changes in the amount or timing of the underlying future cash flows or changes in the discount rate are immediately recognized as an increase or decrease in the carrying amounts of the related asset and liability. These costs are amortized to the results of operations over the life of the asset. Reductions in the amount of the liability are first applied against the amount of the net reclamation asset with any excess value being recorded in the statement of income or loss.

The Company’s activities are subject to numerous governmental laws and regulations. Estimates of future reclamation liabilities for asset decommissioning and site restoration are recognized in the period when such liabilities are incurred. These estimates are updated on a periodic basis and are subject to changing laws, regulatory requirements, changing technology and other factors which will be recognized when appropriate. Liabilities related to site restoration include long-term treatment and monitoring costs and incorporate total expected costs net of recoveries. Expenditures incurred to dismantle facilities, restore and monitor closed resource properties are charged against the related reclamation liability.

K.
Provisions

Provisions for restructuring costs and legal claims, where applicable, are recognized in liabilities when the Company has a present legal or constructive obligation as a result of past events, it is probable that an outflow of resources will be required to settle the obligation, and the amount can be reliably estimated. Provisions are measured at management’s best estimate of the expenditure required to settle the obligation at the end of the reporting period, and are discounted to present value where the impact of the discount is material. The Company performs evaluations to identify onerous contracts and, where applicable, records provisions for such contracts.

L.
Current and deferred Income tax

Current income tax payable is based on taxable income for the period. Taxable income differs from income as reported in the statement of income or loss because it excludes items of income or expense that are taxable or deductible in other periods and it further excludes items that are never taxable or deductible. The Company’s liability for current tax is calculated using tax rates that have been enacted or substantively enacted by the balance sheet date.

Deferred income taxes are accounted for using the balance sheet liability method. Deferred income tax assets and liabilities are computed based on temporary differences between the financial statement carrying values of the existing assets and liabilities and their respective income tax bases used in the computation of taxable income. Computed deferred tax liabilities are generally recognized for all taxable temporary differences and deferred tax assets are recognized to the extent that it is probable that taxable income will be available against which deductible temporary differences can be utilized. Such assets and liabilities are not recognized if the temporary difference arises from goodwill or from the initial recognition (other than in a business combination) of other assets and liabilities in a transaction that affects neither the taxable income nor the accounting income. Deferred tax liabilities are recognized for taxable temporary differences arising on investments in subsidiaries and investments, and interests in joint ventures, except where the Company is able to control the reversal of the temporary differences and it is probable that the temporary differences will not reverse in the foreseeable future. The carrying amount of deferred tax assets is reviewed at each balance sheet date and reduced to the extent that it is no longer probable that sufficient taxable earnings will be available to allow all or part of the asset to be recovered.

Deferred tax is calculated at the tax rates that are expected to apply in the period when the liability is settled or the asset realized, based on tax rates and tax laws that have been enacted or substantively enacted by the balance sheet date. Deferred tax is charged or credited to income, except when it relates to items charged or credited directly to equity, in which case the deferred tax is also recorded within equity.

Income tax assets and liabilities are offset when there is a legally enforceable right to offset the assets and liabilities and when they relate to income taxes levied by the same tax authority on either the same taxable entity or different taxable entities where there is an intention to settle the balance on a net basis.

ANNUAL CONSOLIDATED FINANCIAL STATEMENTS

M.
Flow-through common shares

The Company’s Canadian exploration activities have been financed in part through the issuance of flow-through common shares, whereby the Canadian income tax deductions relating to these expenditures are claimable by the subscribers and not by the Company. The proceeds from issuing flow-through shares are allocated between the offering of shares and the sale of tax benefits. The allocation is based on the difference (“premium”) between the quoted price of the Company’s existing shares and the amount the investor pays for the actual flow-through shares. A liability is recognized for the premium when the shares are issued, and is extinguished when the tax effect of the temporary differences, resulting from the renunciation of the tax deduction to the flow-through shareholders, is recorded - with the difference between the liability and the value of the tax assets renounced being recorded as a deferred tax expense. The tax effect of the renunciation is recorded at the time the Company makes the renunciation to its subscribers – which may differ from the effective date of renunciation. If the flow-through shares are not issued at a premium, a liability is not established, and on renunciation the full value of the tax assets renounced is recorded as a deferred tax expense.

N.
Revenue recognition

Revenue from pre-sold toll milling services

Revenue from the pre-sale of toll milling arrangement cash flows is recognized as the toll milling services are provided. At contract inception, the Company estimates the expected transaction price of the toll milling services being sold based on available information and calculates an average per unit transaction price that applies over the life of the contract. This unit price is used to draw-down the deferred revenue balance as the toll milling services occur. When changes occur to the timing, or volume of toll milling services, the per unit transaction price is adjusted to reflect the change (such review to be done annually, at a minimum), and a cumulative catch up adjustment is made to reflect the updated rate. The amount of the upfront payment received from the toll milling pre-sale arrangements includes a significant financing component due to the longer term nature of such agreements. As such, the Company also recognizes accretion expense on the deferred revenue balance which is recorded in net income through “Finance expense, net”.

Revenue from environmental services (i.e. Closed Mines Group)

Environmental service contracts represent a series of distinct performance obligations that are substantially the same and have the same pattern of transfer of control to the customer. The transaction price is estimated at contract inception and is recognized over the life of the contract as control is transferred to the customer. Variable consideration, where applicable, is estimated at contract inception using either the expected value method or the most likely amount method. If it is highly probable that a subsequent reversal of revenue will not occur when the uncertainty has been resolved, the Company will recognize as revenue the estimated transaction price, including the estimate of the variable portion, upon transfer of control to the customer. Where it is determined that it is highly probable that a subsequent reversal of revenue will occur upon the resolution of the uncertainty, the variable portion of the transaction price will be constrained, and will not be recognized as revenue until the uncertainty has been resolved.

Revenue from management services (i.e. UPC)

The management services arrangement with UPC represents a series of distinct performance obligations that are substantially the same and have the same pattern of transfer of control to the customer. The transaction price for the contract is estimated at contract inception and is recognized over the life of the contract as control is transferred to the customer as the services are provided. The variable consideration related to the net asset value (“NAV”) based management fee was estimated at contract inception using the expected value method. It was determined that it is highly probable that a subsequent reversal of revenue would occur if the variable consideration was included in the transaction price, and as such, the variable portion of the transaction price will be measured and recognized when the uncertainty has been resolved (i.e. when the actual NAV has been calculated).

Commission revenue earned on acquisition or sale of U3O8 and UF6 on behalf of UPC (or other parties where Denison acts as an agent) is recognized when control of the related U3O8 or UF6 passes to the customer, which is the date when title of the U3O8 and UF6 passes to the customer.

Revenue from spot sales of uranium

In a uranium supply arrangement, the Company is contractually obligated to provide uranium concentrates to the customer. Each delivery is considered a separate performance obligation under the contract – revenue is measured based on the transaction price specified in the contract and the Company recognizes revenue when control to the uranium has been transferred to the customer.

ANNUAL CONSOLIDATED FINANCIAL STATEMENTS

Uranium can be delivered either to the customer directly (physical deliveries) or notionally under title within a uranium storage facility (notional deliveries). For physical deliveries to customers, the terms in the supply arrangement specify the location of delivery and revenue is recognized when control transfers to the customer which is generally when the uranium has been delivered and accepted by the customer at that location. For notional deliveries at a uranium storage facility, revenue is recognized on the date that the Company specifies the storage facility to transfer title of a contractually specified quantity of uranium to a customer’s account at the storage facility.

O.
Earnings (loss) per share

Basic earnings (loss) per share (“EPS”) is calculated by dividing the net income or loss for the period attributable to equity owners of DMC by the weighted average number of common shares outstanding during the period.

Diluted EPS is calculated by adjusting the weighted average number of common shares outstanding for dilutive instruments. The number of shares included with respect to options, warrants and similar instruments is computed using the treasury stock method.

Accounting changes for fiscal 2019

A.
IFRS 16 Leases (“IFRS 16”)

On January 1, 2019, Denison adopted the provisions of IFRS 16 using the modified retrospective approach. As such, comparative information has not been restated and continues to be reported under International Accounting Standard 17 Leases (“IAS 17”) and International Financial Reporting Interpretation Committee 4 Determining Whether an Arrangement Contains a Lease (“IFRIC 4”). The transitional impact of the change in accounting policy is disclosed in note 5 and additional disclosures related to Denison’s IFRS 16 right-of-use assets, lease liabilities and lease amounts recognized in net income or loss are disclosed in notes 12, 16 and 22, respectively. Denison’s accounting policy for leases is noted above within the accounting policy for “Property, Plant and Equipment”.

Comparative numbers

Certain classifications of the comparative figures have been changed to conform to those used in the current period.

4.
CRITICAL ACCOUNTING ESTIMATES AND JUDGEMENTS

The preparation of consolidated financial statements in accordance with IFRS requires the use of certain critical accounting estimates and judgements that affect the amounts reported. It also requires management to exercise judgement in applying the Company’s accounting policies. These judgements and estimates are based on management’s best knowledge of the relevant facts and circumstances taking into account previous experience. Although the Company regularly reviews the estimates and judgements made that affect these financial statements, actual results may be materially different.

Significant estimates and judgements made by management relate to:

A.
Determination of a mineral property being sufficiently advanced

The Company follows a policy of capitalizing non-exploration related expenditures on properties it considers to be sufficiently advanced. Once a mineral property is determined to be sufficiently advanced, that determination is irrevocable and the capitalization policy continues to apply over the life of the property. In determining whether or not a mineral property is sufficiently advanced, management considers a number of factors, including, but not limited to: current uranium market conditions, the quality of resources identified, access to the resource, the suitability of the resource to current mining methods, ease of permitting, confidence in the jurisdiction in which the resource is located and mill processing complexity.

Many of these factors are subject to risks and uncertainties that can support a “sufficiently advanced” determination as at one point in time but not support it at another. The final determination requires significant judgment on the part of the Company’s management and directly impacts the carrying value of the Company’s mineral properties.

ANNUAL CONSOLIDATED FINANCIAL STATEMENTS

B.
Mineral property impairment reviews and impairment adjustments

Mineral properties are tested for impairment when events or changes in circumstances indicate that the carrying amount may not be recoverable. When an indicator is identified, the Company determines the recoverable amount of the property, which is the higher of an asset’s fair value less costs of disposal or value in use. An impairment loss is recognized if the carrying value exceeds the recoverable amount. The recoverable amount of a mineral property may be determined by reference to estimated future operating results and discounted net cash flows, current market valuations of similar properties or a combination of the above. In undertaking this review, management of the Company is required to make significant estimates of, amongst other things: reserve and resource amounts, future production and sale volumes, forecast commodity prices, future operating, capital and reclamation costs to the end of the mine’s life and current market valuations from observable market data which may not be directly comparable. These estimates are subject to various risks and uncertainties, which may ultimately have an effect on the expected recoverable amount of a specific mineral property asset. Changes in these estimates could have a material impact on the carrying value of the mineral property amounts and the impairment losses recognized.

C.
Deferred revenue – pre-sold toll milling: classification

In February 2017, Denison closed an arrangement with Anglo Pacific Group PLC and its subsidiaries (the “APG Arrangement” and “APG” respectively – see note 13). Under the APG Arrangement, Denison monetized its right to receive future toll milling cash receipts from July 1, 2016 onwards from the MLJV under the current toll milling agreement with the CLJV for an upfront cash payment. The APG Arrangement consisted of a loan structure and a stream arrangement. Significant judgement was required to determine whether the APG Arrangement should be accounted for as a financial obligation (i.e. debt) or deferred revenue.

Key factors that support the deferred revenue conclusion reached by management include, but are not limited to: a) Limited recourse loan structure – amounts due to APG are generally repayable only to the extent of Denison’s share of the toll milling revenues earned by the MLJV from the processing of the first 215 million pounds of U3O8 from the Cigar Lake mine on or after July 1, 2016, under the terms of the current Cigar Lake toll milling agreement; and b) No warranty of the future rate of production - no warranty is provided by Denison to APG regarding the future rate of production at the Cigar Lake mine and / or the McClean Lake mill, or the amount and / or collectability of cash receipts to be received by the MLJV in respect of toll milling of Cigar Lake ore.

D.
Deferred revenue – pre-sold toll milling: revenue recognition

In February 2017, Denison closed the APG Arrangement and effectively monetized its right to receive specified future toll milling cash receipts from the MLJV related to the current toll milling agreement with the CLJV. In exchange, Denison received a net up-front payment of $39,980,000 which has been accounted for as a deferred revenue liability as at the transaction close date.

Under IFRS 15, the Company is required to recognize a revenue component and a financing component as it draws down the deferred revenue associated with the APG Arrangement over the life of the specified toll milling production included in the APG Arrangement. In estimating both of these components, the Company is required to make assumptions relating to the future toll milling production volume associated with Cigar Lake Phase 1 and 2 ore reserves and resources (to end of mine life) and estimates of the annual timing of that production. Changes in these estimates affect the underlying production profile, which in turn affects the average toll milling drawdown rate used to recognize revenue.

When the average toll milling drawdown rate is changed, the impact is reflected on a life-to-date production basis with a retroactive adjustment to revenue recorded in the current period. Going forward, each time the Company updates its estimates of the underlying production profile for the APG Arrangement (typically in the quarter that information relating to Cigar Lake uranium resource updates and / or production schedules becomes publicly available), retroactive adjustments to revenue will be recorded in the period that the revised estimate is determined – such adjustments, which are non-cash in nature, could be material.

E.
Deferred tax assets and liabilities

Deferred tax assets and liabilities are computed in respect of taxes that are based on taxable profit. Taxable profit will often differ from accounting profit and management may need to exercise judgement to determine whether some taxes are income taxes (and subject to deferred tax accounting) or operating expenses.

ANNUAL CONSOLIDATED FINANCIAL STATEMENTS

Deferred tax assets and liabilities are measured using enacted or substantively enacted tax rates expected to apply when the temporary differences between accounting carrying values and tax basis are expected to be recovered or settled. The determination of the ability of the Company to utilize tax loss carry forwards and other deferred tax assets to offset deferred tax liabilities requires management to exercise judgment and make certain assumptions about the future performance of the Company. Management is required to assess whether it is “probable” that the Company will benefit from these prior losses and other deferred tax assets. Changes in economic conditions, commodity prices and other factors could result in revisions to the estimates of the benefits to be realized or the timing of utilizing the losses.

F.
Reclamation obligations

Asset retirement obligations are recorded as a liability when the asset is initially constructed or a constructive or legal obligation exists. The valuation of the liability typically involves identifying costs to be incurred in the future and discounting them to the present using an appropriate discount rate for the liability. The determination of future costs involves a number of estimates relating to timing, type of costs, mine closure plans, and review of potential methods and technical advancements. Furthermore, due to uncertainties concerning environmental remediation, the ultimate cost of the Company’s decommissioning liability could differ materially from amounts provided. The estimate of the Company’s obligation is subject to change due to amendments to applicable laws and regulations and as new information concerning the Company’s operations becomes available. The Company is not able to determine the impact on its financial position, if any, of environmental laws and regulations that may be enacted in the future.

5.
ADOPTION OF NEW STANDARDS – IMPACT ON FINANCIAL STATEMENTS

As noted above in Note 3, Denison adopted the provisions of IFRS 16 on January 1, 2019 using the modified retrospective approach. On transition to IFRS 16, the Company recognized an additional $944,000 of right-of-use assets (reported within “Property, Plant and Equipment” – see note 12) and an additional $944,000 of lease liabilities (reported within “Other Liabilities” – see note 16).

The underlying lease payments have been discounted using the Company’s incremental borrowing rate on January 1, 2019 of 8.50%. In applying IFRS 16 for the first time, Denison has used the following practical expedients permitted by the standard: a) leases with a term of less than 12 months remaining at January 1, 2019 have been accounted for as short-term leases; and b) initial direct costs for the measurement of the right-of-use asset at the date of initial application have been excluded.

A reconciliation of Denison’s December 31, 2018 lease commitments to its opening lease liabilities amount recognized under IFRS 16 is as follows:

(in thousands of CAD dollars)

Operating lease and other commitments per Denison’s December 31, 2018 annual financial statements	$1,259
Adjustments to IFRS 16:
Recognition exemption for short-term leases	(13)
Other	(75)
Lease liabilities - undiscounted	1,171
Present value discount adjustment	(227)
Lease liabilities on transition to IFRS 16 at January 1, 2019	$944

Under IFRS 16, Denison has recognized assets and liabilities for certain lease components which were expensed by the Company in the past. The adoption of IFRS 16 has resulted in the Company reporting: a) increased assets and liabilities; b) increased depreciation and accretion expense and decreased lease expense within the statement of income (loss); and c) decreased cash outflows from operations and increased cash outflows from financing as lease payments are recorded as financing outflows in the cash flow statement.

ANNUAL CONSOLIDATED FINANCIAL STATEMENTS

6.
CASH AND CASH EQUIVALENTS

The cash and cash equivalent balance consists of:

	At December 31	At December 31
(in thousands)	2019	2018

Cash	$1,583	$1,152
Cash in MLJV and MWJV	1,397	654
Cash equivalents	5,210	21,401
	$8,190	$23,207

Cash equivalents consist of various investment savings account instruments and money market funds, all of which are short term in nature, highly liquid and readily convertible into cash.

7.
TRADE AND OTHER RECEIVABLES

The trade and other receivables balance consists of:

	At December 31	At December 31
(in thousands)	2019	2018

Trade receivables	$2,608	$2,952
Receivables in MLJV and MWJV	1,125	571
Sales tax receivables	92	98
Sundry receivables	198	201
Loan receivable (note 24)	-	250
	$4,023	$4,072

8.
INVENTORIES

The inventories balance consists of:

	At December 31	At December 31
(in thousands)	2019	2018

Uranium concentrates	$526	$526
Inventory of ore in stockpiles	2,098	2,098
Mine and mill supplies in MLJV	2,826	3,058
	$5,450	$5,682

Inventories-by balance sheet presentation:
Current	$3,352	$3,584
Long term-ore in stockpiles	2,098	2,098
	$5,450	$5,682

Long-term ore in stockpile inventory represents an estimate of the amount of ore on the stockpile in excess of the next twelve months of planned mill production.

The uranium concentrate inventory has a fair market value, excluding selling costs, of $844,000 at December 31, 2019 ($1,011,000 - December 31, 2018).

ANNUAL CONSOLIDATED FINANCIAL STATEMENTS

9.
INVESTMENTS

The investments balance consists of:

	At December 31	At December 31
(in thousands)	2019	2018

Investments:
Equity instruments	$12,104	$2,255
	$12,104	$2,255

Investments-by balance sheet presentation:
Current	$-	$-
Long-term	12,104	2,255
	$12,104	$2,255

The investments continuity summary is as follows:

(in thousands)	2019	2018

Balance-January 1	$2,255	$45,166
Purchases
Equity instruments	511	-
Sales / redemptions
Debt instruments – GIC redemption.	-	(37,500)
Transfer from investment in associates at fair value (note 10)	10,423	-
Fair value loss to profit and loss (note 22)	(1,085)	(5,411)
Balance-December 31	$12,104	$2,255

At December 31, 2019, the Company holds equity instruments consisting of shares and warrants in publicly-traded companies and no debt instruments.

10.
INVESTMENT IN ASSOCIATE

The investment in associate balance consists of:

	At December 31	At December 31
(in thousands)	2019	2018

Investment in associate-by investee:
GoviEx Uranium Inc (“GoviEx”)	$-	$5,582
	$-	$5,582

A summary of the investment in GoviEx is as follows:

(in thousands except share amounts)	Number of Common Shares

Balance-January 1, 2018	65,144,021	$5,305
Equity share of net loss	-	(472)
Dilution gain	-	749
Balance-December 31, 2018	65,144,021	$5,582

Equity share of net loss	-	(678)
Dilution gain	-	252
Deconsolidation of investment in GoviEx	-	(5,156)
Balance-December 31, 2019	65,144,021	$-

ANNUAL CONSOLIDATED FINANCIAL STATEMENTS

GoviEx is a mineral resource company focused on the exploration and development of its uranium properties located in Africa. GoviEx maintains a head office located in Canada and is a public company listed on the TSX Venture Exchange. At December 31, 2019, Denison holds an approximate 15.39% interest in GoviEx based on publicly available information (December 31, 2018: 16.21% and December 31, 2017: 18.72%) and has one director appointed to the GoviEx board of directors.

Through the voting power of its share ownership interest, its large warrant holdings and its seat on the board of directors, Denison had the ability to demonstrate significant influence over GoviEx and used the equity method to account for this investment up to September 30, 2019. On October 1, 2019 (the deconsolidation date), Denison discontinued use of the equity method based on a determination that Denison’s influence over GoviEx was no longer demonstrable as significant - due to the expiry of its warrant holdings and an increased ownership interest in GoviEx’s main subsidiary by the Government of Niger during GoviEx’s third quarter of 2019.

On the deconsolidation date, Denison classified its equity investment in GoviEx as FVTPL. As a result, Denison recognized a gain of $5,267,000 which represents the excess of the fair value of the investment on that date ($10,423,000) as compared to the investment’s carrying value under the equity method ($5,156,000).

The following table is a summary of the consolidated financial information of GoviEx on a 100% basis, up to September 30, 2019, taking into account adjustments made by Denison for equity accounting purposes for fair value adjustments and differences in accounting policy. Prior to the deconsolidation date, Denison recorded its equity investment entries in GoviEx one quarter in arrears (due to the information not yet being publicly available), adjusted for any material publicly disclosed share issuance transactions that occurred up to the quarter end date on which Denison is reporting. A reconciliation of GoviEx’s summarized information to Denison’s investment carrying value, for the period when equity accounting was used, is also included.

	At September 30	At December 31
(in thousands of USD dollars)	2019	2018

Total current assets	$4,559	$4,800
Total non-current assets	32,418	32,432
Total current liabilities	(8,222)	(8,315)
Total net assets	$28,755	$28,917

	Nine Months Ended	Twelve Months Ended
(in thousands of USD dollars)	September 30, 2019	December 31, 2018

Revenue	$-	$-
Net loss	(3,202)	(1,892)
Comprehensive loss	(3,202)	(1,892)

	At September 30	At December 31
(in thousands)	2019	2018
Reconciliation of GoviEx net assets to Denison investment carrying value:
Net assets of GoviEx – beginning of period - USD	$28,917	$23,604
Share issue proceeds	2,474	6,654
Contributed surplus change	86	74
Share-based payment reserve change	480	477
Deficit changes
Net loss	(3,202)	(1,892)
Net assets of GoviEx – end of period – USD	$28,755	$28,917
Denison ownership interest	15.39%	16.21%
Denison share of net assets of GoviEx	4,425	4,687
Other adjustments	(343)	(283)
Investment in GoviEx – USD	4,082	4,404
At historical exchange rate	1.2631	1.2675
Investment in GoviEx – end of period - CAD	$5,156	$5,582

ANNUAL CONSOLIDATED FINANCIAL STATEMENTS

11.
RESTRICTED CASH AND INVESTMENTS

The Company has certain restricted cash and investments deposited to collateralize a portion of its reclamation obligations. The restricted cash and investments balance consists of:

	At December 31	At December 31
(in thousands)	2019	2018

Cash and cash equivalents	$2,859	$85
Investments	9,135	12,170
	$11,994	$12,255

Restricted cash and investments-by item:
Elliot Lake reclamation trust fund	$2,859	$3,120
Letters of credit facility pledged assets	9,000	9,000
Letters of credit additional collateral	135	135
	$11,994	$12,255

At December 31, 2019, investments consist of guaranteed investment certificates with maturities of more than 90 days. At December 31, 2018, investments consist of guaranteed investment certificates and term deposits with maturities of more than 90 days.

Elliot Lake reclamation trust fund

The Company has the obligation to maintain its decommissioned Elliot Lake uranium mine pursuant to a Reclamation Funding Agreement effective December 21, 1995 (“Agreement”) with the Governments of Canada and Ontario. The Agreement, as further amended in February 1999, requires the Company to maintain funds in the reclamation trust fund equal to estimated reclamation spending for the succeeding six calendar years, less interest expected to accrue on the funds during the period. Withdrawals from this reclamation trust fund can only be made with the approval of the Governments of Canada and Ontario to fund Elliot Lake monitoring and site restoration costs.

In 2019, the Company deposited an additional $477,000 into the Elliot Lake reclamation trust fund and withdrew $797,000. In 2018, the Company deposited an additional $670,000 into the Elliot Lake reclamation trust fund and withdrew $633,000.

Letters of credit facility pledged assets

At December 31, 2019, the Company had on deposit $9,000,000 with the Bank of Nova Scotia (“BNS”) as pledged restricted cash and investments pursuant to its obligations under an amended and extended letters of credit facility (see notes 13, 15 and 16). The funds were initially deposited in 2017.

Letters of credit additional collateral

At December 31, 2019, the Company had on deposit an additional $135,000 of cash collateral with BNS in respect of the portion of its issued reclamation letters of credit in excess of the collateral available under its letters of credit facility (see notes 15 and 16).

ANNUAL CONSOLIDATED FINANCIAL STATEMENTS

12.
PROPERTY, PLANT AND EQUIPMENT

The property, plant and equipment (“PP&E”) continuity summary is as follows:

	Plant and Equipment		Mineral	Total
(in thousands)	Owned	Right-of-Use	Properties	PP&E

Cost:
Balance – January 1, 2018	$103,186	$-	$166,332	$269,518
Additions	173	-	18,923	19,096
Disposals	(365)	-	-	(365)
Impairment expense	-	-	(6,086)	(6,086)
Reclamation adjustment (note 15)	436	-	-	436
Recoveries	-	-	(222)	(222)
Balance – December 31, 2018	$103,430	$-	$178,947	$282,377

Adoption of IFRS 16 (note 5)	-	944	-	944
Additions	376	38	534	948
Disposals	(104)	(76)	-	(180)
Reclamation adjustment (note 15)	885	-	-	885
Balance – December 31, 2019	$104,587	$906	$179,481	$284,974

Accumulated amortization, depreciation:
Balance – January 1, 2018	$(20,516)	$-	$-	$(20,516)
Amortization	(189)	-	-	(189)
Depreciation	(3,661)	-	-	(3,661)
Disposals	91	-	-	91
Reclamation adjustment (note 15)	189	-	-	189
Balance – December 31, 2018	$(24,086)	$-	$-	$(24,086)

Amortization	(212)	-	-	(212)
Depreciation	(3,527)	(237)	-	(3,764)
Disposals	95	40	-	135
Reclamation adjustment (note 15)	212	-	-	212
Balance – December 31, 2019	$(27,518)	$(197)	$-	$(27,715)

Carrying value:
Balance – December 31, 2018	$79,344	$-	$178,947	$258,291
Balance – December 31, 2019	$77,069	$709	$179,481	$257,259

Plant and Equipment - Owned

The Company has a 22.5% interest in the McClean Lake mill through its ownership interest in the MLJV. The carrying value of the mill, comprised of various infrastructure, building and machinery assets, represents $69,101,000, or 89.7%, of the December 2019 total carrying value amount of owned PP&E assets.

A toll milling agreement amongst the participants of the MLJV and the CLJV provides for the processing of certain future output of the Cigar Lake mine at the McClean Lake mill, for which the owners of the McClean Lake mill receive a toll milling fee and other benefits (Denison further has an agreement with APG reqarding the receipt of certain toll milling fees it receives from this toll milling agreement – see note 13). In determining the units of production amortization rate for the McClean Lake mill, the amount of production attributable to the mill assets has been adjusted to include Denison’s expected share of mill feed related to the CLJV toll milling contract. Milling activities in 2018 and 2019 at the McClean Lake mill have been dedicated to processing and packaging ore from the Cigar Lake mine.

Plant and Equipment – Right-of-Use

In conjunction with the adoption of IFRS 16, the Company has included the cost of various right-of-use (“ROU”) assets within PP&E. ROU assets consist of building, vehicle and office equipment leases. The majority of the value is attributable to the building lease assets which represent the Company’s office and warehousing space located in Toronto and Saskatoon.

ANNUAL CONSOLIDATED FINANCIAL STATEMENTS

Mineral Properties

The Company has various interests in development, evaluation and exploration projects located in Canada which are held directly or through option or various contractual agreements. The following projects, all located in Saskatchewan, represent $162,378,000, or 90.5%, of the carrying value amount of mineral property assets as at December 31, 2019:

a)
Wheeler River - the Company has a 90.0% interest in the project (includes the Phoenix and Gryphon deposits);
b)
Waterbury Lake - the Company has a 66.57% interest in the project (includes the J Zone and Huskie deposits) and also has a 2.0% net smelter return royalty on the portion of the project it does not own;
c)
Midwest - the Company has a 25.17% interest in the project (includes the Midwest Main and Midwest A deposits);
d)
Mann Lake - the Company has a 30.0% interest in the project;
e)
Wolly - the Company has a 21.89% interest in the project;
f)
Johnston Lake - the Company has a 100% interest in the project; and
g)
McClean Lake - the Company has a 22.5% interest in the project (includes the Sue D, Sue E, Caribou, McClean North and McClean South deposits).

Wheeler River

In January 2017, Denison Mines Inc.(“DMI”) executed an agreement (“2017 WRJV Agreement”) with the partners of the WRJV to increase its ownership in the WRJV from 60% up to approximately 66% by the end of fiscal 2018. Under the terms of the 2017 WRJV Agreement, the partners agreed to allow for a one-time election by Cameco Corp. (“Cameco”) to fund 50% of its ordinary 30% share of the WRJV expenses for fiscal 2017 and 2018. The shortfall in Cameco’s contribution was funded by DMI (with DMI funding 75% of the WRJV expenses) in exchange for a transfer of a portion of Cameco’s interest in the WRJV. In 2017, DMI increased its interest in the WRJV from 60% to 63.3% under the terms of the 2017 WRJV Agreement.

In September 2018, DMC announced an agreement (“2018 WRJV Agreement”) with Cameco to acquire Cameco’s remaining minority interest in the WRJV. On October 26, 2018, the 2018 WRJV Agreement was completed and DMC acquired Cameco’s then 23.92% remaining interest in the WRJV in exchange for the issuance of 24,615,000 common shares of DMC (note 18).

In conjunction with the completion of the 2018 WRJV Agreement, the 2017 WRJV Agreement was terminated. At that time, in accordance with the 2017 WRJV Agreement, DMI’s interest in the WRJV was increased from 63.3% to 66.08%. Combined, Denison’s interest in the WRJV is 90%.

Cameco’s WRJV minority interest acquired by DMC via the 2018 WRJV Agreement has been accounted for as an asset acquisition with share based consideration. DMC has recorded a total acquisition value of $17,688,000, including transaction costs of $457,000. The total acquisition value includes $17,529,000 of share based consideration which has been valued using Denison’s closing share price on October 26, 2018 of $0.70 per share.

Waterbury Lake

In 2018, the Company increased its interest in the Waterbury Lake property from 64.22% to 65.92% and further increased it again in 2019 to 66.57% under the terms of the dilution provisions in the agreements governing the project (see note 24).

Hook Carter

In November 2016, Denison completed the purchase of an 80% interest in the Hook-Carter property, located in the southwestern portion of the Athabasca Basin region in northern Saskatchewan, from ALX Uranium Corp (“ALX”), with ALX retaining a 20% interest.

Under terms in the agreement, Denison agreed to fund ALX’s share of the first $12,000,000 in expenditures on the property. As at December 31, 2019, the Company has spent $6,712,000 towards ALX’s carried interest on the project since its acquisition in November 2016 (December 31, 2018: $4,926,000).

Moon Lake South

In January 2016, the Company entered into an option agreement with CanAlaska Uranium Ltd (“CanAlaska”) to earn an interest in CanAlaska’s Moon Lake South project located in the Athabasca Basin in Saskatchewan.

ANNUAL CONSOLIDATED FINANCIAL STATEMENTS

Under the terms of the option, Denison can earn an initial 51% interest in the project by spending $200,000 by December 31, 2017 and it can increase its interest to 75% by spending an additional $500,000 by December 31, 2020.

As at December 31, 2019, the Company has spent $579,000 under the option and has earned a 51% interest in the project.

Moore Lake

In August 2016, the Company completed an agreement to option its then 100% interest in the Moore Lake property to Skyharbour Resources Ltd (“Skyharbour”) in exchange for cash ($500,000 over 5 years), stock (4,500,000 common shares of Skyharbour) and exploration spending commitments ($3,500,000 over 5 years). Denison received 4,500,000 common shares of Skyharbour on closing.

In August 2018, Denison received the final $300,000 of cash consideration from Skyharbour, completing all of the commitments required under the option agreement. In conjunction with the final cash payment received, Denison recognized a recovery of $212,000 as a reduction of the remaining carrying value of the property, a gain on disposal of $88,000 and transferred its 100% ownership interest in Moore Lake to Skyharbour.

Under the terms of the option agreement, Denison has various back-in rights to re-acquire a 51% interest in the Moore Lake property. In August 2018, Skyharbour achieved the required $3,500,000 in expenditures on the project to trigger the first stage buyback option, which Denison elected not to exercise. Denison retains a second stage buyback option on the property until a further $3,000,000 in expenditures have been incurred on the project by Skyharbour.

Under the terms of the option agreement, Denison is also entitled to nominate a member to Skyharbour’s Board of Directors for as long as Denison maintains a minimum ownership position of 5%. As at December 31, 2019, Denison’s ownership interest in Skyharbour is approximately 7.17% (December 31, 2018: 8.49%).

Murphy Lake

In November 2019, Denison completed an agreement with Eros Resources Corp (“Eros”) to acquire Eros’s minority interest in the Murphy Lake project. Denison acquired Eros’s 17.42% minority interest in Murphy Lake in exchange for the issuance of 32,262 common shares of DMC and the granting of a 1.5% net smelter return royalty on the project. Denison’s interest in Murphy Lake is now 100%.

Eros’s minority interest acquired by Denison has been accounted for as an asset acquisition with share based consideration. Denison has recorded a total acquisition value of $40,000, which includes transaction costs of $21,000 and $19,000 of share based consideration which has been fair valued using Denison’s closing share price on November 28, 2019 of $0.58 per share

Other Properties

In December 2018, due to the Company’s then current intention to let various claims on three of its Canadian properties lapse in the normal course, the Company has recognized impairment charges of $6,097,000. The impairment charge was recognized within the Mining Segment. The remaining recoverable amount of these three properties was estimated to be $1,208,000 which reflected the results of a market-based fair value less costs of disposal assessment completed using both observable and unobservable inputs, including market valuations for recent uranium property transactions, the Company’s proprietary data about its properties and management’s interpretation of that data. The Company classified its valuation within Level 3 of the fair value hierarchy. A value in use calculation was not applicable as the Company did not have any expected cash flows from using these properties at this time.

ANNUAL CONSOLIDATED FINANCIAL STATEMENTS

13. DEFERRED REVENUE

The deferred revenue balance consists of:

	At December 31	At December 31
(in thousands)	2019	2018

Deferred revenue – pre-sold toll milling:
CLJV Toll Milling - APG	$36,321	$37,727
	$36,321	$37,727
Deferred revenue-by balance sheet presentation:
Current	$4,580	$4,567
Non-current	31,741	33,160
	$36,321	$37,727

The deferred revenue liability continuity summary is as follows:

(in thousands)	2019	2018

Balance-January 1	$37,727	$38,652
Revenue earned during the period (note 23)	(4,609)	(4,239)
Accretion	3,203	3,314
Balance-December 31	$36,321	$37,727

Arrangement with Anglo Pacific Group PLC

In February 2017, Denison closed an arrangement with APG under which Denison received an upfront payment of $43,500,000 in exchange for its right to receive future toll milling cash receipts from the MLJV under the current toll milling agreement with the CLJV from July 1, 2016 onwards. The up-front payment was based upon an estimate of the gross toll milling cash receipts to be received by Denison discounted at a rate of 8.50%.

The APG Arrangement represents a contractual obligation of Denison to pay onward to APG any cash proceeds of future toll milling revenue earned by the Company related to the processing of the specified Cigar Lake ore through the McClean Lake mill. At closing, the Company made payments to APG of $3,520,000, representing the Cigar Lake toll milling cash receipts received by Denison in respect of toll milling activity for the period from July 1, 2016 through January 31, 2017, and reflected those amounts as a reduction of the initial upfront amount received, thereby reducing the initial deferred revenue balance to $39,980,000 at the transaction date.

In connection with the closing of the APG Arrangement, Denison reimbursed APG for USD$100,000 in due diligence costs and granted 1,673,077 share purchase warrants to APG in satisfaction of a $435,000 arrangement fee payable. The fair value of the warrants was determined using the Black-Scholes option pricing model with the following assumptions: risk-free rate of 0.91%, expected stock price volatility of 51.47%, expected life of 3.0 years and expected dividend yield of nil$. The warrants have an exercise price of $1.27 per share and will be exercisable for a period of 3 years from the date of closing of the financing (see note 19). In addition, the terms of the BNS Letters of Credit Facility between BNS and Denison were amended to reflect certain changes required to facilitate an Intercreditor Agreement between APG, BNS and Denison (see note 16).

In 2018, the Company has recognized $4,239,000 of toll milling revenue from the draw-down of deferred revenue, based on Cigar Lake toll milling production of 18,018,000 pounds U3O8 (100% basis). The drawdown in 2018 includes a cumulative decrease in revenue for prior periods of $332,000 resulting from changes in estimates to the toll milling drawdown rate in the first quarter of 2018.

In 2019, the Company has recognized $4,609,000 of toll milling revenue from the draw-down of deferred revenue, based on Cigar Lake toll milling production of 18,012,000 pounds U3O8 (100% basis). The drawdown in 2019 includes a cumulative increase in revenue for prior periods of $26,000 resulting from changes in estimates to the toll milling drawdown rate in the first quarter of 2019.

14. POST-EMPLOYMENT BENEFITS

The Company provides post-employment benefits for former Canadian employees who retired on immediate pension prior to 1997.

ANNUAL CONSOLIDATED FINANCIAL STATEMENTS

The post-employment benefits provided include life insurance and medical and dental benefits as set out in the applicable group policies. No post-employment benefits are provided to employees outside the employee group referenced above. The post-employment benefit plan is not funded.

The effective date of the most recent actuarial valuation of the accrued benefit obligation is October 1, 2016. The amount accrued is based on estimates provided by the plan administrator which are based on past experience, limits on coverage as set out in the applicable group policies and assumptions about future cost trends. The significant assumptions used in the most recent valuation are listed below:

●
Discount rate of 3.10%;
●
Medical cost increase trend rates of 7.00% per year in 2017, grading down by 0.125% per year to 4.625% in 2036 and using a rate at 4.00% per year thereafter; and
●
Dental cost increase trend rates of 4.00% per year for ten years, followed by 3.50% for the next ten years and 3.00% per year thereafter.

The post-employment benefits balance consists of:

	At December 31	At December 31
(in thousands)	2019	2018

Accrued benefit obligation	$2,258	$2,295
	$2,258	$2,295

Post-employment benefits-by balance sheet presentation:
Current	$150	$150
Non-current	2,108	2,145
	$2,258	$2,295

The post-employment benefits continuity summary is as follows:

(in thousands)	2019	2018

Balance-January 1	$2,295	$2,365
Accretion	70	72
Benefits paid	(107)	(142)
Balance-December 31	$2,258	$2,295

15. RECLAMATION OBLIGATIONS

The reclamation obligations balance consists of:

	At December 31	At December 31
(in thousands)	2019	2018

Reclamation obligations-by item:
Elliot Lake	$17,987	$17,205
McClean and Midwest Joint Ventures	14,503	12,837
Other	22	22
	$32,512	$30,064

Reclamation obligations-by balance sheet presentation:
Current	$914	$877
Non-current	31,598	29,187
	$32,512	$30,064

ANNUAL CONSOLIDATED FINANCIAL STATEMENTS

The reclamation obligations continuity summary is as follows:

(in thousands)	2019	2018

Balance-January 1	$30,064	$28,509
Accretion	1,361	1,316
Expenditures incurred	(855)	(755)
Liability adjustments-income statement (note 22)	845	369
Liability adjustments-balance sheet (note 12)	1,097	625
Balance-December 31	$32,512	$30,064

Site Restoration: Elliot Lake

The Elliot Lake uranium mine was closed in 1992 and capital works to decommission this site were completed in 1997. The remaining provision is for the estimated cost of monitoring the Tailings Management Areas at the Denison and Stanrock sites and for treatment of water discharged from these areas. The Company conducts its activities at both sites pursuant to licenses issued by the Canadian Nuclear Safety Commission (“CNSC”). The above accrual represents the Company’s best estimate of the present value of the total future reclamation cost, based on assumptions as to what levels of treatment will be required in the future, discounted at 4.16% (2018: 4.53%). As at December 31, 2019, the undiscounted amount of estimated future reclamation costs, in current year dollars, is $31,604,000 (December 31, 2018: $32,957,000). Revisions to the reclamation liability for Elliot Lake are recognized in the income statement as there is no net reclamation asset associated with this site.

Spending on restoration activities at the Elliot Lake site is funded by the Elliot Lake Reclamation Trust fund (see note 11).

Site Restoration: McClean Lake Joint Venture and Midwest Joint Venture

The McClean Lake and Midwest operations are subject to environmental regulations as set out by the Saskatchewan government and the CNSC. Cost estimates of the estimated future decommissioning and reclamation activities are prepared periodically and filed with the applicable regulatory authorities for approval. The above accrual represents the Company’s best estimate of the present value of the future reclamation cost contemplated in these cost estimates discounted at 4.16% (2018: 4.53%). As at December 31, 2019, the undiscounted amount of estimated future reclamation costs, in current year dollars, is $23,685,000 (December 31, 2018: $23,275,000). The majority of the reclamation costs are expected to be incurred between 2036 and 2054. Revisions to the reclamation liabilities for McClean Lake and Midwest are recognized on the balance sheet as adjustments to the net reclamation assets associated with the sites.

Under the Mineral Industry Environmental Protection Regulations (1996), the Company is required to provide its pro-rata share of financial assurances to the province of Saskatchewan based on periodic filings of estimated reclamation plans and the associated undiscounted future reclamation costs included therein. Accordingly, as at December 31, 2019, the Company has in place irrevocable standby letters of credit, from a chartered bank, in favour of the Saskatchewan Ministry of the Environment, totalling $24,135,000 which relate to the most recently filed reclamation plan dated March 2016.

ANNUAL CONSOLIDATED FINANCIAL STATEMENTS

16. OTHER LIABILITIES

The other liabilities balance consists of:

	At December 31	At December 31
(in thousands)	2019	2018

Debt obligations:
Lease obligations	$739	$-
Loan obligations	263	-
Flow-through share premium obligation (note 18)	902	1,337
	$1,904	$1,337

Other liabilities-by balance sheet presentation:
Current	$1,372	$1,337
Non-current	532	-
	$1,904	$1,337

Debt Obligations

At December 31, 2019, the Company’s debt obligations are comprised of lease liabilities associated with the new accounting required under IFRS 16 and loan liabilities. The debt obligations continuity summary is as follows:

	Lease	Loan	Total Debt
(in thousands)	Liabilitites	Liabilities	Obligations

Balance – December 31, 2018	$-	$-	$-
Adoption of IFRS 16 (note 5)	944	-	944
Accretion	76	-	76
Additions	38	632	670
Repayments	(293)	(369)	(662)
Liability adjustment gain (note 22)	(26)	-	(26)
Balance – December 31, 2019	$739	$263	$1,002

Debt Obligations – Scheduled Maturities

The following table outlines the Company’s scheduled maturities of its debt obligations at December 31, 2019:

	Lease	Loan	Total Debt
(in thousands of CAD dollars)	Liabilitites	Liabilities	Obligations

Maturity analysis – contractual undiscounted cash flows:
Next 12 months	$235	$235	$470
One to five years	571	35	606
More than five years	93	-	93
Total obligation – end of period - undiscounted	899	270	1,169
Present value discount adjustment	(160)	(7)	(167)
Total obligation – end of period - discounted	$739	$263	$1,002

Letters of Credit Facility

In 2019, the Company had a facility in place with BNS for credit of up to $24,000,000 with a one year term and a maturity date of January 31, 2020 (the “2019 Facility”). Use of the 2019 Facility is restricted to non-financial letters of credit in support of reclamation obligations.

The 2019 Facility contains a covenant to maintain a level of tangible net worth greater than or equal to the sum of $131,000,000 and a pledge of $9,000,000 in restricted cash and investments as collateral for the facility (see note 11). As additional security for the 2019 Facility, DMC has provided an unlimited full recourse guarantee and a pledge of all of the shares of DMI. DMI has provided a first-priority security interest in all present and future personal property and an assignment of its rights and interests under all material agreements relative to the McClean Lake and Midwest projects. The 2019 Facility is subject to letter of credit fees of 2.40% (0.40% on the first $9,000,000) and standby fees of 0.75%.

ANNUAL CONSOLIDATED FINANCIAL STATEMENTS

At December 31, 2019, the Company was in compliance with its 2019 Facility covenants and $24,000,000 of the 2019 Facility was being utilized as collateral for certain letters of credit (December 31, 2018 - $24,000,000). During 2019, the Company incurred letter of credit and standby fees of $397,000 (2018 - $397,000).

In January 2020, the Company has entered into an agreement with BNS to amend the terms of the 2019 Facility to extend the maturity date to January 31, 2021 (see note 28).

17. INCOME TAXES

The income tax recovery balance from continuing operations consists of:

(in thousands)	2019	2018

Deferred income tax:
Origination of temporary differences	$4,940	$4,520
Tax benefit-previously unrecognized tax assets	1,326	3,852
Prior year over (under) provision	(890)	(78)
	5,376	8,294
Income tax recovery	$5,376	$8,294

The Company operates in multiple industries and jurisdictions, and the related income is subject to varying rates of taxation. The combined Canadian tax rate reflects the federal and provincial tax rates in effect in Ontario, Canada for each applicable year. A reconciliation of the combined Canadian tax rate to the Company’s effective rate of income tax is as follows:

(in thousands)	2019	2018

Loss before taxes	$(23,517)	$(38,371)
Combined Canadian tax rate	26.50%	26.50%
Income tax recovery at combined rate	6,232	10,168

Difference in tax rates	2,048	7,573
Non-deductible amounts	(2,675)	(5,996)
Non-taxable amounts	2,362	1,439
Previously unrecognized deferred tax assets (1)	1,326	3,852
Renunciation of tax attributes-flow through shares	(403)	(1,589)
Change in deferred tax assets not recognized	(2,476)	(7,488)
Change in tax rates, legislation	(81)	-
Prior year over (under) provision	(890)	(78)
Other	(67)	413
Income tax recovery	$5,376	$8,294

(1)
The Company has recognized certain previously unrecognized Canadian tax assets in 2019 and 2018 as a result of the renunciation of certain tax benefits to subscribers pursuant to its November 2018 $5,000,000 and March 2017 $14,499,790 flow-through share offerings.

The deferred income tax assets (liabilities) balance reported on the balance sheet is comprised of the temporary differences as presented below:

ANNUAL CONSOLIDATED FINANCIAL STATEMENTS

	At December 31	At December 31
(in thousands)	2019	2018

Deferred income tax assets:
Property, plant and equipment, net	$387	$381
Post-employment benefits	590	600
Reclamation obligations	9,561	8,798
Tax loss carry forwards	15,827	13,346
Other	8,537	8,164
Deferred income tax assets-gross	34,902	31,289
Set-off against deferred income tax liabilities	(34,902)	(31,289)
Deferred income tax assets-per balance sheet	$-	$-

Deferred income tax liabilities:
Inventory	$(742)	$(742)
Property, plant and equipment, net	(41,949)	(42,307)
Other	(1,135)	(1,203)
Deferred income tax liabilities-gross	(43,826)	(44,252)
Set-off of deferred income tax assets	34,902	31,289
Deferred income tax liabilities-per balance sheet	$(8,924)	$(12,963)

The deferred income tax liability continuity summary is as follows:

(in thousands)	2019	2018

Balance-January 1	$(12,963)	$(17,422)
Recognized in income (loss)	5,376	8,294
Recognized in other liabilities (flow-through shares)	(1,337)	(3,835)
Balance-December 31	$(8,924)	$(12,963)

Management believes that it is not probable that sufficient taxable profit will be available in future years to allow the benefit of the following deferred tax assets to be utilized:

	At December 31	At December 31
(in thousands)	2019	2018

Deferred income tax assets not recognized
Property, plant and equipment	$7,344	$10,439
Tax losses – capital	66,783	66,527
Tax losses – operating	35,904	29,220
Tax credits	1,126	1,126
Other deductible temporary differences	1,571	2,220
Deferred income tax assets not recognized	$112,728	$109,532

The expiry dates of the Company’s Canadian tax losses and credits is as follows:

	Expiry	At December 31	At December 31
(in thousands)	Date	2019	2018

Tax losses - gross	2025-2039	$192,197	$158,437

Tax benefit at tax rate of 26% - 27%		51,731	42,566
Set-off against deferred tax liabilities		(15,827)	(13,346)
Total tax loss assets not recognized		$35,904	$29,220

Tax credits	2025-2035	1,126	1,126
Total tax credit assets not recognized		$1,126	$1,126

ANNUAL CONSOLIDATED FINANCIAL STATEMENTS

18. SHARE CAPITAL

Denison is authorized to issue an unlimited number of common shares without par value. A continuity summary of the issued and outstanding common shares and the associated dollar amounts is presented below:

	Number of
	Common
(in thousands except share amounts)	Shares

Balance-January 1, 2018	559,183,209	$1,310,473
Issued for cash:
Share issue proceeds	4,950,495	5,000
Share issue costs	-	(451)
Acquisition-Wheeler River additional interest (note 12)	24,615,000	17,231
Acquisition-Wheeler River additional interest–transaction costs (note 12)	426,382	298
Flow-through share premium liability (note 16)	-	(1,337)
	29,991,877	20,741
Balance-December 31, 2018	589,175,086	$1,331,214

Issued for cash:
Share issue proceeds	6,934,500	4,715
Share issue costs	-	(423)
Share option exercises	663,150	405
Share option exercises-fair value adjustment	-	140
Share unit exercises-fair value adjustment	433,333	299
Acquisition-Murphy Lake additional interest (note 12)	32,262	19
Flow-through share premium liability (note 16)	-	(902)
Share cancellations	(46,178)	-
	8,017,067	4,253
Balance-December 31, 2019	597,192,153	$1,335,467

Share Issues

In November 2018, Denison completed a private placement of 4,950,495 flow-through common shares at a price of $1.01 per share for gross proceeds of $5,000,000. The income tax benefits of this issue were renounced to subscribers with an effective date of December 31, 2018. The related flow-through share premium liabilities are included as a component of other liabilities on the balance sheet at December 31, 2018 and were extinguished during 2019 (see note 16).

In December 2019, Denison completed a private placement of 6,934,500 flow-through common shares at a price of $0.68 per share for gross proceeds of $4,715,460. The income tax benefits of this issue were renounced to subscribers with an effective date of December 31, 2019. The related flow-through share premium liabilities are included as a component of other liabilities on the balance sheet at December 31, 2019 and will be extinguished during 2020 when the tax benefit is renounced to the shareholders (see note 16).

Share Cancellations

In February 2019, 46,178 shares were cancelled in connection with the January 2013 acquisition of JNR Resources Inc (“JNR”). JNR shareholders were entitled to exchange their JNR shares for shares of Denison in accordance with the share exchange ratio established for the acquisition. In January 2019, this right expired and the un-exchanged shares for which shareholders had not elected to exercise their exchange rights were subsequently cancelled.

Flow-Through Share Issues

The Company finances a portion of its exploration programs through the use of flow-through share issuances. Canadian income tax deductions relating to these expenditures are claimable by the investors and not by the Company.

As at December 31, 2019, the Company has satisfied its obligation to spend $5,000,000 on eligible exploration expenditures by the end of fiscal 2019 as a result of the issuance of flow-through shares in November 2018.

ANNUAL CONSOLIDATED FINANCIAL STATEMENTS

The Company renounced the income tax benefits of this issue in February 2019, with an effective date of renunciation to its subscribers of December 31, 2018. In conjunction with the renunciation, the flow-through share premium liability at December 31, 2018 was extinguished and recognized as part of the deferred tax recovery in 2019 (see note 17).

As at December 31, 2019, the Company estimates that it incurred $120,000 of expenditures towards its obligation to spend $4,715,000 on eligible exploration expenditures by the end of fiscal 2020 as a result of the issuance of flow-through shares in December 2019.

19. SHARE PURCHASE WARRANTS

A continuity summary of the issued and outstanding share purchase warrants in terms of common shares of the Company and the associated dollar amounts is presented below:

	Weighted
	Average	Number of
	Exercise	Common	Fair
	Price Per	Shares	Value
(in thousands except share amounts)	Share (CAD)	Issuable	Amount

Balance-December 31, 2018 and 2019	$1.27	1,673,077	$435

Share purchase warrants – by series:
February 2017 warrants	$1.27	1,673,077	$435

The February 2017 warrants were issued in conjunction with the APG Arrangement (see note 13) and they expired on February 14, 2020 unexercised.

20. SHARE-BASED COMPENSATION

The Company’s share based compensation arrangements include share options, restricted share units (“RSUs”) and performance share units (“PSUs”).

A summary of share based compensation expense recognized in the statement of income (loss) is as follows:

(in thousands)	2019	2018

Share based compensation expense for:
Share options	$(776)	$(1,051)
RSUs	(1,043)	(337)
PSUs	(403)	(447)
Share based compensation expense	$(2,222)	$(1,835)

At December 31, 2019, an additional $1,483,000 in share-based compensation expense remains to be recognized up until April 2023.

Share Options

The Company’s stock-based compensation plan (the “Plan”) provides for the granting of share options up to 10% of the issued and outstanding common shares at the time of grant, subject to a maximum of 39,670,000 common shares. As at December 31, 2019, an aggregate of 21,900,093 options (December 31, 2018: 21,274,893) have been granted (less cancellations) since the Plan’s inception in 1997.

Under the Plan, all share options are granted at the discretion of the Company’s board of directors, including any vesting provisions if applicable. The term of any share option granted may not exceed ten years and the exercise price may not be lower than the closing price of the Company’s shares on the last trading day immediately preceding the date of grant. In general, share options granted under the Plan have five year terms and vesting periods up to 24 months.

A continuity summary of the share options of the Company granted under the Plan for 2019 and 2018 is presented below:

ANNUAL CONSOLIDATED FINANCIAL STATEMENTS

	2019		2018
		Weighted		Weighted
		Average		Average
		Exercise		Exercise
	Number of Common	Price per Share	Number of Common	Price per Share
	Shares	(CAD)	Shares	(CAD)

Share options outstanding – January 1	13,865,193	$0.83	11,799,650	$0.94
Grants	3,005,000	0.67	3,427,543	0.61
Exercises (1)	(663,150)	0.61	-	-
Expiries	(866,000)	1.81	(816,000)	1.30
Forfeitures	(1,513,800)	0.79	(546,000)	0.90
Share options outstanding – December 31	13,827,243	$0.75	13,865,193	$0.83
Share options exercisable – December 31	9,747,721	$0.80	7,439,950	$0.93

(1)
The weighted average share price at the date of exercise was CAD$0.70.

A summary of the Company’s share options outstanding at December 31, 2019 is presented below:

	Weighted		Weighted-
	Average		Average
	Remaining		Exercise
Range of Exercise	Contractual	Number of	Price per
Prices per Share	Life	Common	Share
(CAD)	(Years)	Shares	(CAD)

Stock options outstanding
$ 0.50 to $ 0.74	3.08	7,390,643	$0.63
$ 0.75 to $ 0.99	2.19	5,332,600	0.85
$ 1.00 to $ 1.39	0.19	1,104,000	1.09
Stock options outstanding - December 31, 2019	2.51	13,827,243	$0.75

Options outstanding at December 31, 2019 expire between March 2020 and November 2024.

The fair value of each option granted is estimated on the date of grant using the Black-Scholes option pricing model. The following table outlines the range of assumptions used in the model to determine the fair value of options granted:

	2019	2018

Risk-free interest rate	1.31% - 1.65%	2.02% - 2.12%
Expected stock price volatility	43.86% - 49.46%	43.17% - 48.39%
Expected life	3.4 to 3.5 years	3.4 to 3.5 years
Estimated forfeiture rate	2.82% - 3.12%	2.86% - 3.01%
Expected dividend yield	–	–
Fair value per option granted	CAD$0.19 - CAD$0.26	CAD$0.22 - CAD$0.23

The fair values of share options with vesting provisions are amortized on a graded method basis as share-based compensation expense over the applicable vesting periods.

Share Units

The Company has a share unit plan which provides for the granting of share unit awards to directors, officers and employees of the Company. The maximum number of share units that are issuable under the share unit plan is 15,000,000. Each share unit represents the right to receive one common share from treasury, subject to the satisfaction of various time and / or performance conditions.

ANNUAL CONSOLIDATED FINANCIAL STATEMENTS

Under the plan, all share unit grants, vesting periods and performance conditions therein are approved by the Company’s board of directors. Share unit grants are either in the form of RSUs or PSUs. RSUs granted in 2018 and 2019 vest ratably over a period of three years. PSUs granted in 2018 vest ratably over a period of five years, based upon the achievement of certain non-market performance vesting conditions and PSUs granted in 2019 vest ratably over a period of four years.

A continuity summary of the RSUs of the Company granted under the share unit plan for 2019 and 2018 is presented below:

	2019		2018
		Weighted		Weighted
		Average		Average
	Number of	Fair Value	Number of	Fair Value
	Common	Per RSU	Common	Per RSU
	Shares	(CAD)	Shares	(CAD)

RSUs outstanding – January 1	1,200,432	$0.65	-	$-
Grants	1,927,000	0.73	1,299,432	0.65
Exercises	(373,333)	0.70	-	-
Forfeitures	-	-	(99,000)	0.65
RSUs outstanding – December 31	2,754,099	$0.70	1,200,432	$0.65
RSUs vested – December 31	303,810	$0.65	-	$-

A continuity summary of the PSUs of the Company granted under the share unit plan for 2019 and 2018 is presented below:

	2019		2018
		Weighted		Weighted
		Average		Average
	Number of	Fair Value	Number of	Fair Value
	Common	Per PSU	Common	Per PSU
	Shares	(CAD)	Shares	(CAD)

PSUs outstanding – January 1	2,200,000	$0.65	-	$-
Grants	240,000	0.69	2,200,000	0.65
Exercises	(60,000)	0.65	-	-
Forfeitures	(240,000)	0.65	-	-
PSUs outstanding – December 31	2,140,000	$0.65	2,200,000	$0.65
PSUs vested – December 31	380,000	$0.65	-	$-

21. ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS)

The accumulated other comprehensive income balance consists of:

	At December 31	At December 31
(in thousands)	2019	2018

Cumulative foreign currency translation	$410	$403
Unamortized experience gain – post employment liability
Gross	983	983
Tax effect	(259)	(259)
	$1,134	$1,127

ANNUAL CONSOLIDATED FINANCIAL STATEMENTS

22. SUPPLEMENTAL FINANCIAL INFORMATION

The components of operating expenses are as follows:

(in thousands)	2019	2018

Cost of goods and services sold:
Operating Overheads:
Mining, other development expense	$(2,709)	$(3,695)
Milling, conversion expense	(3,230)	(3,268)
Less absorption:
- Mineral properties	61	50
Cost of services	(8,346)	(8,420)
Inventory-non cash adjustments	-	(57)
Cost of goods and services sold	(14,224)	(15,390)
Reclamation asset amortization	(212)	(189)
Operating expenses	$(14,436)	$(15,579)

The components of other income (expense) are as follows:

(in thousands)	2019	2018

Gains (losses) on:
Foreign exchange	$2	$(1)
Disposal of property, plant and equipment	(37)	(135)
Investment fair value through profit (loss) (note 9)	(1,085)	(5,411)
Deconsolidation of investment in associate (note 10)	5,267	-
Reclamation obligation adjustments (note 15)	(845)	(369)
Debt obligation adjustments (note 16)	26	-
Other	(358)	(318)
Other income (expense)	$2,970	$(6,234)

The components of finance income (expense) are as follows:

(in thousands)	2019	2018

Interest income	$594	$1,049
Interest expense	(9)	-
Accretion expense:
Deferred revenue (note 13)	(3,203)	(3,314)
Post-employment benefits (note 14)	(70)	(72)
Reclamation obligations (note 15)	(1,361)	(1,316)
Debt obligations (note 16)	(76)	-
Finance expense, net	$(4,125)	$(3,653)

A summary of depreciation expense recognized in the statement of income (loss) is as follows:

(in thousands)	2019	2018

Operating expenses:
Mining, other development expense	$(3)	$(3)
Milling, conversion expense	(3,165)	(3,264)
Cost of services	(248)	(233)
Exploration and evaluation	(221)	(124)
General and administrative	(127)	(37)
Depreciation expense-gross (note 12)	$(3,764)	$(3,661)

ANNUAL CONSOLIDATED FINANCIAL STATEMENTS

A summary of employee benefits expense recognized in the statement of income (loss) is as follows:

(in thousands)	2019	2018

Salaries and short-term employee benefits	$(8,407)	$(8,236)
Share-based compensation (note 20)	(2,222)	(1,835)
Termination benefits	(633)	(20)
Employee benefits expense-gross	$(11,262)	$(10,091)

A summary of lease related amounts recognized in the statement of income (loss) is as follows:

(in thousands)	2019

Accretion expense on lease liabilities	$(76)
Expenses relating to short-term leases	(5,146)
Expenses relating to non-short term low-value leases	(19)
Lease related expense-gross	$(5,241)

The change in non-cash working capital items in the consolidated statements of cash flows is as follows:

(in thousands)	2019	2018

Change in non-cash working capital items:
Trade and other receivables	$(201)	$968
Inventories	232	(186)
Prepaid expenses and other assets	(160)	(213)
Accounts payable and accrued liabilities	2,385	(214)
Change in non-cash working capital items	$2,256	$355

The supplemental cash flow disclosure required for the consolidated statements of cash flows is as follows:

(in thousands)	2019	2018

Supplemental cash flow disclosure:
Interest paid	$(9)	$-
Income taxes paid	-	-

23. SEGMENTED INFORMATION

Business Segments

The Company operates in three primary segments – the Mining segment, the Environmental Services segment and the Corporate and Other segment. The Mining segment includes activities related to exploration, evaluation and development, mining, milling (including toll milling) and the sale of mineral concentrates. The Environmental Services segment includes the results of the Company’s environmental services business, the Closed Mines Group. The Corporate and Other segment includes management fee income earned from UPC and general corporate expenses not allocated to the other segments. Management fee income has been included with general corporate expenses due to the shared infrastructure between the two activities.

ANNUAL CONSOLIDATED FINANCIAL STATEMENTS

For the year ended December 31, 2019, reportable segment results were as follows:

(in thousands)	Mining	Closed Mines Group	Corporate and Other	Total

Statement of Operations:
Revenues	4,609	8,974	1,966	15,549

Expenses:
Operating expenses	(6,090)	(8,346)	-	(14,436)
Exploration and evaluation	(15,238)	-	-	(15,238)
General and administrative	(17)	-	(7,794)	(7,811)
	(21,345)	(8,346)	(7,794)	(37,485)
Segment income (loss)	(16,736)	628	(5,828)	(21,936)

Revenues – supplemental:
Environmental services	-	8,974	-	8,974
Management fees	-	-	1,966	1,966
Toll milling services–deferred revenue (note 13)	4,609	-	-	4,609
	4,609	8,974	1,966	15,549

Capital additions:
Property, plant and equipment	637	273	38	948

Long-lived assets:
Plant and equipment
Cost	99,994	4,591	908	105,493
Accumulated depreciation	(24,349)	(3,062)	(304)	(27,715)
Mineral properties	179,481	-	-	179,481
	255,126	1,529	604	257,259

ANNUAL CONSOLIDATED FINANCIAL STATEMENTS

For the year ended December 31, 2018, reportable segment results were as follows:

(in thousands)	Mining	Closed Mines Group	Corporate and Other	Total

Statement of Operations:
Revenues	4,239	9,298	2,013	15,550

Expenses:
Operating expenses	(7,159)	(8,211)	(209)	(15,579)
Exploration and evaluation	(15,457)	-	-	(15,457)
General and administrative	(17)	-	(7,172)	(7,189)
Impairment expense	(6,086)	-	-	(6,086)
	(28,719)	(8,211)	(7,381)	(44,311)
Segment income (loss)	(24,480)	1,087	(5,368)	(28,761)

Revenues – supplemental:
Environmental services	-	9,298	-	9,298
Management fees	-	-	2,013	2,013
Toll milling services–deferred revenue (note 13)	4,239	-	-	4,239
	4,239	9,298	2,013	15,550

Capital additions:
Property, plant and equipment	19,001	95	-	19,096

Long-lived assets:
Plant and equipment
Cost	98,737	4,399	294	103,430
Accumulated depreciation	(20,982)	(2,927)	(177)	(24,086)
Mineral properties	178,947	-	-	178,947
	256,702	1,472	117	258,291

Revenue Concentration

The Company’s business is such that, at any given time, it sells its environmental and other services to a relatively small number of customers. During 2019, one customer from the corporate and other segment, three customers from the Closed Mines Group segment and one customer from the mining segment accounted for approximately 99% of total revenues consisting of 13%, 56% and 30% respectively. During 2018, one customer from the corporate and other segment, three customers from the Closed Mines Group segment and one customer from the mining segment accounted for approximately 97% of total revenues consisting of 13%, 57% and 27% respectively.

Revenue Commitments

Denison’s revenue portfolio consists of short and long-term sales commitments. The following table summarizes the expected future revenue, by segment, based on the customer contract commitments and information that exists as at December 31, 2019:

(in thousands)	2020	2021	2022	2023	2024	There- after	Total

Revenues – by Segment:
Mining
Toll milling services – APG Arrangement	4,580	4,580	4,580	4,580	4,580	42,299	65,199
Closed Mines Group
Environmental services	7,933	4,819	-	-	-	-	12,752
Corporate and Other
Management fees	2,009	2,009	2,009	2,009	502	-	8,538
Total Revenue Commitments	14,522	11,408	6,589	6,589	5,082	42,299	86,489

ANNUAL CONSOLIDATED FINANCIAL STATEMENTS

With the exception of the toll milling services related to the APG Arrangement, the amounts in the table above represent the estimated consideration that Denison will be entitled to receive when it satisfies the remaining performance obligations in its customer contracts. Various assumptions, consistent with past experience, have been made where the quantity of the performance obligation may vary.

The APG Arrangement toll milling revenue commitment represents the estimated non-cash amount of the revenue component of the Company’s deferred revenue balance at December 31, 2019 (see note 13). The difference between the total revenue commitment amount above and the liability on the balance sheet represents the cumulative remaining impact of discounting to the end of the APG Arrangement contract.

24.
RELATED PARTY TRANSACTIONS

Uranium Participation Corporation

The previous management services agreement with UPC expired on March 31, 2019. Effective April 1, 2019, a new management services agreement (“MSA”) was entered into for a term of five years (the “Term”). Under the MSA, Denison continues to receive the following management fees from UPC, unchanged from the previous agreement: a) a base fee of $400,000 per annum, payable in equal quarterly installments; b) a variable fee equal to (i) 0.3% per annum of UPC’s total assets in excess of $100 million and up to and including $500 million, and (ii) 0.2% per annum of UPC’s total assets in excess of $500 million; c) a fee, at the discretion of the Board, for on-going monitoring or work associated with a transaction or arrangement (other than a financing, or the acquisition of or sale of U3O8 or UF6); and d) a commission of 1.0% of the gross value of any purchases or sales of U3O8 or UF6 or gross interest fees payable to UPC in connection with any uranium loan arrangements.

The MSA may be terminated during the Term by Denison upon the provision of 180 days written notice. The MSA may be terminated during the Term by UPC (i) in the event of a material breach, (ii) within 90 days of certain events surrounding a change of both of the individuals serving as Chief Executive Officer and Chief Financial Officer of UPC, and / or a change of control of Denison, or (iii) upon the provision of 30 days written notice and, subject to certain exceptions, a cash payment to Denison of an amount equal to the base and variable management fees that would otherwise be payable to Denison (calculated based on UPC’s current uranium holdings at the time of termination) for the lesser period of a) three years, or b) the remaining term of the MSA.

The following transactions were incurred with UPC for the periods noted:

(in thousands)	2019	2018

Management fees:
Base and variable fees	$1,822	$1,739
Discretionary fees	-	50
Commission fees	144	224
	$1,966	$2,013

At December 31, 2019, accounts receivable includes $236,000 (December 31, 2018: $303,000) due from UPC with respect to the fees and transactions indicated above.

Korea Electric Power Corporation (“KEPCO”) and Korea Hydro & Nuclear Power (“KHNP”)

In connection with KEPCO’s investment in Denison in June 2009, KEPCO and Denison were parties to a strategic relationship agreement. In December 2016, Denison was notified that KEPCO’s indirect ownership of Denison’s shares had been transferred from an affiliate of KEPCO to an affiliate of KEPCO’s wholly-owned subsidiary, KHNP. In September 2017, Denison and KHNP’s affiliate entered into an amended and restated strategic relationship agreement, in large part providing KHNP’s affiliate with the same rights as those previously given to KEPCO under the prior agreement, including entitling KHNP’s affiliate to: (a) subscribe for additional common shares in Denison’s future public equity offerings; (b) a right of first opportunity if Denison intends to sell any of its substantial assets; (c) a right to participate in certain purchases of substantial assets which Denison proposes to acquire; and (d) a right to nominate one director to Denison’s board so long as its share interest in Denison is above 5.0%.

As at December 31, 2019, KEPCO, through its subsidiaries, holds 58,284,000 shares of Denison representing a share interest of approximately 9.76%. KHNP Canada Energy Ltd (“KHNP Canada”), a subsidiary of KHNP, is the holder of the majority of Denison’s shares.

ANNUAL CONSOLIDATED FINANCIAL STATEMENTS

KHNP Canada is also the majority member of the Korea Waterbury Uranium Limited Partnership (“KWULP”). KWULP is a consortium of investors that holds the non-Denison owned interests in Waterbury Lake Uranium Corporation (“WLUC”) and the WLULP, entities whose key asset is the Waterbury Lake property. At December 31, 2019, WLUC is owned by Denison (60%) and KWULP (40%) while the WLULP is owned by Denison (66.57% - limited partner), KWULP (33.41% - limited partner) and WLUC (0.02% - general partner). When a spending program is approved, each participant is required to fund these entities based upon its respective ownership interest or be diluted accordingly. Spending program approval requires 75% of the limited partners’ voting interest.

In January 2014, Denison agreed to allow KWULP to defer a decision regarding its funding obligation to WLUC and WLULP until September 30, 2015 and to not be immediately diluted as per the dilution provisions in the relevant agreements (“Dilution Agreement”). Instead, under the Dilution Agreement, dilution would be delayed until September 30, 2015 and then applied in each subsequent period, if applicable, in accordance with the original agreements. In exchange, Denison received authorization to approve spending programs on the property, up to an aggregate $10,000,000, until September 30, 2016 without obtaining approval from 75% of the voting interest. Under subsequent amendments, Denison and KWULP have agreed to extend Denison’s authorization under the Dilution Agreement to approve program spending up to an aggregate $15,000,000 until December 31, 2020.

In 2018, Denison funded 100% of the approved fiscal 2018 program for Waterbury Lake and KWULP continued to dilute its interest in the WLULP. As a result, Denison increased its interest in the WLULP from 64.22% to 65.92%, in two steps, which has been accounted for using effective dates of May 31, 2018 and October 31, 2018. The increased ownership interest resulted in Denison recording its increased pro-rata share of the assets and liabilities of Waterbury Lake, the majority of which relates to an addition to mineral property assets of $1,141,000.

In 2019, Denison funded 100% of the approved fiscal 2019 program for Waterbury Lake and KWULP continued to dilute its interest in the WLULP. As a result, Denison increased its interest in the WLULP from 65.92% to 66.57%, in two steps, which has been accounted for using effective dates of May 31, 2019 and November 30, 2019. The increased ownership interest resulted in Denison recording its increased pro-rata share of the assets and liabilities of Waterbury Lake, the majority of which relates to an addition to mineral property assets of $448,000.

Other

In December 2018, the Company lent $250,000 to GoviEx pursuant to a credit agreement between the parties (see note 7). The loan was unsecured and bore interest at 7.5% per annum. In April 2019, the loan was repaid in full, together with interest thereon.

During 2019, the Company incurred investor relations, administrative service fees and certain pass-through expenses of $217,000 (2018: $209,000) with Namdo Management Services Ltd, which shares a common director with Denison. These services were incurred in the normal course of operating a public company. At December 31, 2019, an amount of $nil (December 31, 2018: $nil) was due to this company.

During 2018, the Company incurred office and certain pass-through expenses of $81,000 with Lundin S.A, a company which provided office, administration and other services to the former executive chairman, other directors and management of Denison. The agreement for the office and administration services was terminated effective September 30, 2018.

Compensation of Key Management Personnel

Key management personnel are those persons having authority and responsibility for planning, directing and controlling the activities of the Company, directly or indirectly. Key management personnel includes the Company’s executive officers, vice-presidents and members of its Board of Directors.

The following compensation was awarded to key management personnel:

(in thousands)	2019	2018

Salaries and short-term employee benefits	$(2,024)	$(1,759)
Share-based compensation	(1,881)	(1,522)
Termination benefits	(481)	-
Key management personnel compensation	$(4,386)	$(3,281)

ANNUAL CONSOLIDATED FINANCIAL STATEMENTS

25. CAPITAL MANAGEMENT AND FINANCIAL RISK

Capital Management

The Company’s capital includes cash, cash equivalents, investments in debt instruments, investments in equity instruments and the current portion of debt obligations. The Company’s primary objective with respect to its capital management is to ensure that it has sufficient capital to maintain its ongoing operations, to provide returns for shareholders and benefits for other stakeholders and to pursue growth opportunities (refer to Denison’s Going Concern disclosure in note 2).

Planning, annual budgeting and controls over major investment decisions are the primary tools used to manage the Company’s capital. The Company’s cash is managed centrally and disbursed to the various business units based on a system of internal controls that require review and approval of significant expenditures by the Company’s key decision makers. For example, under the Company’s delegation of authority guidelines, significant debt obligations require the approval of both the CEO and the CFO before they are entered into.

The Company currently manages its capital by ongoing monitoring and review of its net cash and investment position, as well as its operating plans for the current and future periods. The Company’s net cash and investment position is summarized below:

	At December 31	At December 31
(in thousands)	2019	2018

Net cash and investments:
Cash and cash equivalents	$8,190	$23,207
Investments	12,104	2,255
Debt obligations-current (note 16)	(470)	-
Net cash and investments	$19,824	$25,462

Financial Risk

The Company examines the various financial risks to which it is exposed and assesses the impact and likelihood of those risks. These risks may include credit risk, liquidity risk, currency risk, interest rate risk and price risk.

(a)
Credit Risk

Credit risk is the risk of loss due to a counterparty’s inability to meet its obligations under a financial instrument that will result in a financial loss to the Company. The Company believes that the carrying amount of its cash and cash equivalents, trade and other receivables, investments in debt instruments and restricted cash and investments represents its maximum credit exposure.

The maximum exposure to credit risk at the reporting dates is as follows:

	At December 31	At December 31
(in thousands)	2019	2018

Cash and cash equivalents	$8,190	$23,027
Trade and other receivables	4,023	4,072
Investments in debt instruments	-	-
Restricted cash and investments	11,994	12,255
	$24,207	$39,354

The Company limits cash and cash equivalents, investment in debt instruments and restricted cash and investment risk by dealing with credit worthy financial institutions. The majority of the Company’s normal course trade and other receivables balance relates to a small number of customers whom have established credit worthiness with the Company through past dealings.

(b)
Liquidity Risk

Liquidity risk is the risk that the Company will encounter difficulties in meeting obligations associated with its financial liabilities as they become due (refer to Denison’s Going Concern disclosure in note 2). The Company has in place a planning and budgeting process to help determine the funds required to support the Company’s normal operating requirements on an ongoing basis.

ANNUAL CONSOLIDATED FINANCIAL STATEMENTS

The Company ensures that there is sufficient committed capital to meet its short-term business requirements, taking into account its anticipated cash flows from operations, its holdings of cash and cash equivalents, its financial covenants and its access to credit and capital markets, if required.

The maturities of the Company’s financial liabilities at December 31, 2019 are as follows:

(in thousands)	Within 1 Year	1 to 5 Years

Accounts payable and accrued liabilities	$7,930	$-
Debt obligations (note 16)	470	606
	$8,400	$606

(c)
Currency Risk

Foreign exchange risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate because of changes in foreign exchange rates. As at December 31, 2019, the Company predominantly operates in Canada and incurs the majority of its operating and capital costs in Canadian dollars. Some small foreign exchange risk exists from assets and liabilities that are denominated in a currency that is not the functional currency for the relevant subsidiary company but the risk is minimal.

Currently, the Company does not have any foreign exchange hedge programs in place and manages its operational foreign exchange requirements through spot purchases in the foreign exchange markets.

(d)
Interest Rate Risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The Company is exposed to interest rate risk on its liabilities through its outstanding borrowings and on its assets through its investments in debt instruments. The Company monitors its exposure to interest rates and has not entered into any derivative contracts to manage this risk.

(e)
Price Risk

The Company is exposed to equity price risk on its investments in equity instruments of other exploration and mining companies. The sensitivity analysis below illustrates the impact of equity price risk on the equity investments held by the Company at December 31, 2019:

Change in
net income
(in thousands)	(loss)

Equity price risk
10% increase in equity prices	$1,216
10% decrease in equity prices	(1,216)

Fair Value of Financial Instruments

IFRS requires disclosures about the inputs to fair value measurements, including their classification within a hierarchy that prioritizes the inputs to fair value measurement. The three levels of the fair value hierarchy are:

●
Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities;
●
Level 2 - Inputs other than quoted prices that are observable for the asset or liability either directly or indirectly; and
●
Level 3 - Inputs that are not based on observable market data.

The fair value of financial instruments which trade in active markets, such as share and warrant equity instruments, is based on quoted market prices at the balance sheet date. The quoted market price used to value financial assets held by the Company is the current closing price. Warrants that do not trade in active markets have been valued using the Black-Scholes pricing model. Debt instruments have been valued using the effective interest rate for the period that the Company expects to hold the instrument and not the rate to maturity.

ANNUAL CONSOLIDATED FINANCIAL STATEMENTS

Except as otherwise disclosed, the fair values of cash and cash equivalents, trade and other receivables, accounts payable and accrued liabilities, restricted cash and cash equivalents and debt obligations approximate their carrying values as a result of the short-term nature of the instruments, the variable interest rate associated with the instruments or the fixed interest rate of the instruments being similar to market rates.

During 2019, there were no transfers between levels 1, 2 and 3 and there were no changes in valuation techniques, however, the Company did change its method of accounting for its GoviEx investment from the equity method to FVTPL in the fourth quarter of 2019.

The following table illustrates the classification of the Company’s financial assets within the fair value hierarchy as at December 31, 2019 and December 31, 2018:

	Financial	Fair	December 31,	December 31,
	Instrument	Value	2019	2018
(in thousands)	Category(1)	Hierarchy	Fair Value	Fair Value

Financial Assets:
Cash and equivalents	Category B		$8,190	$23,207
Trade and other receivables	Category B		4,023	4,072
Investments
Debt instruments-GICs	Category A	Level 2	-	-
Equity instruments-shares	Category A	Level 1	11,971	2,007
Equity instruments-warrants	Category A	Level 2	133	248
Restricted cash and equivalents
Elliot Lake reclamation trust fund	Category B		2,859	3,120
Credit facility pledged assets	Category B		9,000	9,000
Reclamation letter of credit collateral	Category B		135	135
			$36,311	$41,789

Financial Liabilities:
Account payable and accrued liabilities	Category C		7,930	5,554
Debt obligations	Category C		1,002	-
			$8,932	$5,554

(1)
Financial instrument designations are as follows: Category A=Financial assets and liabilities at fair value through profit and loss; Category B=Financial assets at amortized cost; and Category C=Financial liabilities at amortized cost.

26. COMMITMENTS AND CONTINGENCIES

General Legal Matters

The Company is involved, from time to time, in various legal actions and claims in the ordinary course of business. In the opinion of management, the aggregate amount of any potential liability is not expected to have a material adverse effect on the Company’s financial position or results.

Specific Legal Matters

Mongolia Mining Division Sale – Arbitration Proceedings with Uranium Industry a.s

In November 2015, the Company sold all of its mining assets and operations located in Mongolia to Uranium Industry a.s (“UI”) pursuant to an amended and restated share purchase agreement (the “GSJV Agreement”). The primary assets at that time were the exploration licenses for the Hairhan, Haraat, Gurvan Saihan and Ulzit projects. As consideration for the sale per the GSJV Agreement, the Company received cash consideration of USD$1,250,000 prior to closing and the rights to receive additional contingent consideration of up to USD$12,000,000.

On September 20, 2016, the Mineral Resources Authority of Mongolia (“MRAM”) formally issued mining license certificates for all four projects, triggering Denison’s right to receive contingent consideration of USD$10,000,000 (collectively, the “Mining License Receivable”). The original due date for payment of the Mining License Receivable by UI was November 16, 2016.

ANNUAL CONSOLIDATED FINANCIAL STATEMENTS

Under an extension agreement between UI and the Company, the payment due date of the Mining License Receivable was extended from November 16, 2016 to July 16, 2017 (the “Extension Agreement”). As consideration for the extension, UI agreed to pay interest on the Mining License Receivable amount at a rate of 5% per year, payable monthly up to July 16, 2017 and they also agreed to pay a USD$100,000 instalment amount towards the balance of the Mining License Receivable amount. The required payments were not made.

On February 24, 2017, the Company served notice to UI that it was in default of its obligations under the GSJV Agreement and the Extension Agreement and that the Mining License Receivable and all interest payable thereon are immediately due and payable. On December 12, 2017, the Company filed a Request for Arbitration between the Company and UI under the Arbitration Rules of the London Court of International Arbitration in conjunction with the default of UI’s obligations under the GSJV and Extension agreements. The three person arbitration panel was appointed on February 28, 2018. Hearings in front of the arbitration panel were held in December 2019, and all anticipated formal submissions to the panel have been made by each party. The arbitration panel’s findings are expected to be issued in 2020.

Performance Bonds and Letters of Credit

In conjunction with various contracts, reclamation and other performance obligations, the Company may be required to issue performance bonds and letters of credit as security to creditors to guarantee the Company’s performance. Any potential payments which might become due under these items would be related to the Company’s non-performance under the applicable contract. As at December 31, 2019, the Company had: (a) outstanding letters of credit of $24,135,000 for reclamation obligations of which $24,000,000 is collateralized by the Company’s 2018 credit facility (see note 16) and the remainder is collateralized by cash (see note 11); and (b) outstanding performance bonds of $790,000 as security for various contractual performance obligations.

27. INTEREST IN OTHER ENTITIES

The significant subsidiaries, associates and joint operations of the Company at December 31, 2019 are listed below. The table also includes information related to key contractual arrangements associated with the Company’s mineral property interests that comprise 90.5% of the December 31, 2019 carrying value of its Mineral Property assets (see note 13). The company does not have any accounting joint ventures as defined by IFRS 11.

		December	December	Fiscal
	Place	31, 2019	31, 2018	2019
	Of	Ownership	Ownership	Participating	Accounting
	Business	Interest (1)	Interest (1)	Interest (2)	Method
Subsidiaries
Denison Mines Inc.	Canada	100.00%	100.00%	N/A	Consolidation
Denison AB Holdings Corp.	Canada	100.00%	100.00%	N/A	Consolidation
Denison Waterbury Corp	Canada	100.00%	100.00%	N/A	Consolidation
9373721 Canada Inc.	Canada	100.00%	100.00%	N/A	Consolidation
Denison Mines (Bermuda) I Ltd	Bermuda	100.00%	100.00%	N/A	Consolidation
Associates
GoviEx Uranium Inc.	Africa	See Below	16.21%	N/A	FVTPL/Equity Method
Joint Operations
Waterbury Lake Uranium Corp	Canada	60.00%	60.00%	100%	Voting Share (3)
Waterbury Lake Uranium LP	Canada	66.57%	65.92%	100%	Voting Share (3)
Key Contractual Arrangements
Wheeler River Joint Venture	Canada	90.00%	90.00%	90.00%	Denison Share (3)
Midwest Joint Venture	Canada	25.17%	25.17%	25.17%	Denison Share (3)
Mann Lake Joint Venture	Canada	30.00%	30.00%	N/A (4)	Denison Share (3)
Wolly Joint Venture	Canada	21.89%	21.89%	N/A (4)	Denison Share (3)
McClean Lake Joint Venture	Canada	22.50%	22.50%	22.50%	Denison Share (3)

(1)
Ownership Interest represents Denison’s percentage equity / voting interest in the entity or contractual arrangement;
(2)
Participating interest represents Denison’s percentage funding contribution to the particular joint operation or contractual arrangement. This percentage can differ from ownership interest in instances where other parties to the arrangement have carried interests, they are earning-in to the arrangement, or they are diluting their interest in the arrangement (provided the arrangement has dilution provisions therein);
(3)
Denison Share is where Denison accounts for its share of assets, liabilities, revenues and expenses in accordance with the specific terms within the contractual arrangement. – this can be by using either its ownership interest (i.e. Voting Share) or its participating interest (i.e. Funding Share), depending on the arrangement terms. The Voting Share and Funding Share approaches produce the same accounting result when the Company’s ownership interest and participating interests are equal;
(4)
The participating interest for 2019 for these arrangements is shown as Not Applicable as there were no approved spending programs carried out during fiscal 2019.

ANNUAL CONSOLIDATED FINANCIAL STATEMENTS

At December 31, 2019, Denison is using the FVTPL accounting method to account for its investment in GoviEx – at December 31, 2018, it was using the equity method (see note 10). Accordingly, at December 31, 2019, GoviEx is not classified as an “associate” and the Company’s 15.39% ownership in the Company is not disclosed in the table above.

WLUC and WLULP were acquired by Denison as part of the Fission Energy Corp acquisition in April 2013. Denison uses its equity interest to account for its share of assets, liabilities, revenues and expenses for these joint operations. In 2019, Denison funded 100% of the activities in these joint operations pursuant to the terms of an agreement that allows it to approve spending for the WLULP without having the required 75% of the voting interest (see note 24).

28. SUBSEQUENT EVENTS

Bank of Nova Scotia Credit Facility Renewal

On January 29, 2020, the Company entered into an amending agreement with BNS to extend the maturity date of the 2019 Facility (see note 16). Under the facility amendment, the maturity date has been extended to January 31, 2021 (the “2020 Facility”). All other terms of the 2020 Facility (tangible net worth covenant, pledged cash, investments amounts and security for the facility) remain unchanged from those of the 2019 Facility, and the Company continues to have access to credit up to $24,000,000 the use of which is restricted to non-financial letters of credit in support of reclamation obligations.

The 2020 Facility remains subject to letter of credit and standby fees of 2.40% (0.40% on the first $9,000,000) and 0.75% respectively.